SIERRA WIRELESS®

Annual Report 2018

Sierra Wireless is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy.

Sierra Wireless, Inc.
Financial Highlights
(Expressed in thousands of United States dollars, except as otherwise stated)
(Prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"))

Consolidated Statement of Operations Data

Years ended December 31,	2018	2017 As adjusted(1)	2016 As adjusted(1)

GAAP results
Revenue	$793,602	$690,727	$615,015
Gross margin percentage	33.3%	33.9%	35.3%
Total expenses	282,846	234,139	195,621
Earnings (loss) from operations	(18,275)	100	21,670
Net earnings (loss)	(24,610)	4,518	15,646
Net earnings (loss) per share (in dollars)
Basic	$(0.68)	$0.14	$0.49
Diluted	(0.68)	0.14	0.48

Non-GAAP results(2)
Gross margin percentage	33.4%	34.0%	33.3%
Total expenses	$229,719	$195,087	$174,217
Earnings from operations	35,306	39,636	30,449
Adjusted EBITDA	55,881	54,653	44,241
Net earnings	32,427	34,519	22,230
Net earnings (loss) per share (in dollars)
Basic	$0.90	$1.07	$0.69
Diluted	0.90	1.05	0.69
Free cash flow	$26,131	$(16,734)	$28,648

Revenue by segment
OEM Solutions	$583,214	$554,537	$515,925
Enterprise Solutions	119,927	101,535	71,486
IoT Services	90,461	34,655	27,604
	$793,602	$690,727	$615,015

Revenue by geographical region
Americas	40%	33%	35%
Europe, Middle East and Africa	21%	24%	23%
Asia-Pacific	39%	43%	42%
	100%	100%	100%

Consolidated Balance Sheet Data

December 31,	2018	2017 As adjusted(1)	2016 As adjusted(1)

Cash and cash equivalents	$89,076	$65,003	$102,772
Long-term obligations	$43,250	$36,637	$32,654
Shareholders' equity	$444,130	$467,520	$361,804
Number of common shares outstanding	36,067,415	35,861,510	31,859,960

(1) 2017 and 2016 have been adjusted to reflect the adoption of ASC606 - Revenue from Contracts with Customers.
(2) Our non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments. Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. Non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. For further information, refer to "Non-GAAP Financial Measures" of the Management's Discussion and Analysis in this Annual Report.

Report to Shareholders

We had a solid year in 2018 as we strengthened our position as the market leader in IoT modules and gateways for the Internet of Things (‘IoT’). Revenue in 2018 increased 15% to $793.6 million with Services and other revenue growing 108% to $94.3 million primarily due to the acquisition of Numerex in December 2017. Services and other revenue was 12% of total revenue in 2018. Adjusted EBITDA was $55.9 million in 2018 compared to $54.7 million in the prior year, and we ended 2018 with a strong cash position of $89.1 million and no debt.

As the new President & CEO of Sierra Wireless, I am very excited to be leading this premier company that is entirely focused on providing innovative solutions for the IoT market. Sierra Wireless has 25 years of cellular expertise and we have been expanding our core service capabilities through our mobile virtual network operation, smart SIM, embedded software platform and integrated security.

Strategically, it is my intent to accelerate the transformation of Sierra Wireless to become the leading global IoT solutions and services provider. I have been taking action, and together with the Board of Directors, we are making strategic and organizational changes to transition the business and invest in the future of the company. We recently centralized our three development teams into a single R&D entity to improve efficiency, and we also re-organized our Go To Market team with a strong focus on IoT solutions under a unified sales force. Our plan is to leverage our strong cellular device position into capturing market share in two significant growth cycles: (i) the mass deployment of LPWA Cat M1 and NB1 technology globally which started in 2018; and (ii) the deployment of 5G-LTE and 5G-New Radio that will begin in the next couple of years. We believe that LPWA modules will lead to mass IoT adoption with industry volumes growing several hundred million units annually over the next 3 to 5 years. And our fully integrated Device To Cloud solution simplifies the customers’ journey and helps to drive greater adoption.

In addition, we have been implementing a program to both invest in key activities to accelerate growth in high value solutions capabilities and technologies as well as drive cost reduction programs to fund these initiatives. We are also divesting some smaller operating assets that are non-core to our strategic IoT initiatives.

Overall, we are accelerating the transformation of Sierra Wireless to provide our customers with a fully integrated end-to-end IoT solution that is a differentiated with greater network edge intelligence, security, and device management. In doing so, we expect to significantly grow our recurring, subscription-based revenue over time, improve our operating business model and in turn, generate sustainable long-term shareholder value.

Kent P. Thexton
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the "Cautionary Note Regarding Forward-Looking Statements" in the attached Management's Discussion & Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the years ended December 31, 2018, 2017 and 2016 and up to and including March 8, 2019.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2018 (“the consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP” or "GAAP").  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about our company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our Q4'18 corporate update; financial guidance for the first quarter of 2019 and our fiscal year 2019, our business outlook for the short and longer term, statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to fully integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established competitors or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	deterioration in macro-economic conditions and resulting reduced demand for our products and services;

•	risks related to the acquisition and ongoing integration of Numerex;

•	cyber-attacks or other breaches of our information technology security;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview

Sierra Wireless is an Internet of Things ("IoT") pioneer that empowers businesses and industries to transform and thrive in the connected economy. Sierra Wireless provides an integrated device-to-cloud solution comprised of embedded and networking solutions seamlessly connected with our IoT platform and connectivity services. Original Equipment Manufacturers ("OEMs") and enterprises worldwide rely on our expertise in delivering fully-integrated IoT solutions to reduce complexity, get their connected IoT products and services to market faster, and improve intelligence at the edge of the network.

We operate our business under three reportable segments: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) IoT Services. In the fourth quarter of 2017, our former Cloud and Connectivity Services segment was renamed IoT Services.

OEM Solutions

As a leading embedded module vendor, we provide standards-based wireless technologies and support open source initiatives that enable OEMs and system integrators to get their IoT solutions to market faster. We make it simple to embed cellular, Wi-Fi, Bluetooth and Global Navigation Satellite System ("GNSS") technologies, as well as manage devices, connectivity services and data through our IoT cloud platform. Our OEM Solutions segment includes embedded cellular modules, short range wireless modules, GNSS modules, software and tools for OEM customers who integrate wireless connectivity into their products and solutions across a broad range of industries and applications. Within our OEM Solutions segment, our embedded cellular wireless module product portfolio spans second generation ("2G"), third generation ("3G"), fourth generation ("4G") Long-Term Evolution ("LTE") and Low Power Wide Area ("LPWA") technologies. Our broad product portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.

Enterprise Solutions

Our Enterprise Solutions segment provides networking solutions comprised of cellular gateways and routers that are complemented by cloud-based services and on-premise software for secure device and network management. Our networking solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments.

Our AirLink gateways and routers have strong brand recognition with network operators, distributors, value-added resellers and end customers. Our products are known for their high reliability and technical capability in mission-critical applications deployed in hostile environmental conditions. These gateways and routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including FirstNet solutions as well as Wi-Fi, Bluetooth and GNSS technologies. We also provide our customers with AirLink Management Services through our IoT platform and have introduced new advanced reporting and analytics software to our portfolio. Our AirLink products and services are sold through worldwide channel partners in a two-tier distribution model.

IoT Services

Our IoT Services segment enables the digital transformation of enterprises through integrated IoT cloud and connectivity services. This segment is comprised of four main areas of operation: (i) our global cellular connectivity services, which are subscription-based and include our flexible Smart SIM and core network platforms; (ii) our cloud services, which provide a secure and scalable cloud-based platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; (iii) our managed broadband cellular services, which include a combination of hardware, high speed connectivity and cloud services; and (iv) specific vertical market IoT solutions that include segments such as security, asset tracking and asset optimization. These cloud, connectivity and managed broadband services comprise our integrated device-to-cloud strategy and enable worldwide IoT deployments by our customers. Our integrated solution makes it simpler to rapidly build and scale IoT applications while de-risking the deployment process. Sierra Wireless offers a broad array of cloud and connectivity services that enable customers to connect to the mobile network and manage their devices and data communications.

In December 2017, we acquired all of the outstanding shares of U.S.-based Numerex in a stock-for-stock merger transaction. This acquisition added a portfolio of managed end-to-end IoT solutions, including smart devices, network connectivity and service applications, addressing a wide spectrum of vertical markets and industrial customers.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our position in the IoT market.

Our Mission, Vision and Values

Our mission is to be the IoT partner of choice for integrated device-to-cloud IoT solutions and our vision is to empower businesses to reimagine their future in the connected world. Our core values are:

•	Innovation: We develop intelligent wireless solutions based on superior technology that provides value to our customers.

•	Execution: We deliver on our commitments together as a team, and focus on quality and excellence in everything we do.

•	Trust: We are responsive and collaborative with our customers to help them grow their businesses.

Our Strategy

The global IoT market is growing significantly and new IoT applications are helping people and organizations to lower operating costs and generate new revenue streams by providing new or evolved value-added services to their customers. An integral factor in the growth of IoT applications is cellular connectivity, which enables the transmission of data from connected devices (things) at the edge, through advanced mobile networks to cloud services such as advanced analytics and enterprise applications. Cellular connectivity supports applications such as the connected car, connected industrial assets, smart buildings and cities, and the smart electrical grid, to name just a few. Adoption of IoT solutions is driven by a number of factors, including lower wireless connectivity costs, higher wireless connection speeds, new wireless technologies designed specifically for the IoT, lower computational and data storage costs, new tools to simplify application development and higher levels of focus on data analytics, artificial intelligence and machine learning.

We believe these factors will continue to create attractive growth opportunities for the Company going forward. Based on third-party industry research, we are the global leader in embedded cellular wireless modules as measured by share of global revenue (source: ABI Research, 2018) and we are widely recognized as an innovation leader in the cellular IoT sector.  We are also a leading provider of gateway and router solutions for industrial, enterprise and mobile applications.

We are seeking to leverage our strong position in cellular embedded modules and gateways to grow and enhance our IoT connectivity and services business:

Our corporate strategy is to drive growth and value creation by:

•	Solidifying our leadership position in IoT devices;

•	Accelerating our IoT connectivity and cloud businesses by growing subscription-based recurring revenue globally, and

•	Leveraging our leading position in IoT devices to build and scale our device-to-cloud solutions business.

In 2018, we continued to deliver on our corporate strategy by:

•	Strengthening our organizational capabilities, including new leadership in both the CEO and COO positions;

•	Deploying our first embedded cellular modules for the Low Power Wide Area ("LPWA') market;

•	Delivering our Smart SIM technology to enable the delivery of highly differentiated connectivity services;

•	Commencing the delivery of our Ready-To-Connect technology that equips our wireless cellular modules with out-of-the-box connectivity (continuing to the rest of our applicable module line-up in 2019);

•	Integrating the Numerex business into our IoT connectivity business; and

•	Securing new customer wins with global OEMs and enterprises to expand our customer program pipeline.

We will continue to invest in businesses, products and technologies that accelerate our strategy and growth.

Annual Overview — Financial Highlights

Our 2018 revenue was $793.6 million, up from $690.7 million in 2017. The increase in revenue was driven by solid year-over-year growth in each of our three reportable segments: our OEM Solutions segment experienced strong demand from automotive, networking and distribution customers; our Enterprise Solutions segment revenues grew as a result of strong sales of AirLink gateway products; and our IoT Services segment revenues grew as a result of the acquisition of Numerex, completed in December 2017, as well as organic subscriber growth in cloud and cellular connectivity services.
Product revenue was $699.3 million in 2018 and $645.4 million in 2017, up 8.4%. Services and other revenue was $94.3 million in 2018 and $45.3 million in 2017, up 108.0%. Services and other revenue represented 11.9% of our total revenue in 2018, compared to 6.6% in 2017.
Gross margin was 33.3% in 2018 compared to 33.9% in 2017. In 2018, gross margin decreased slightly compared to 2017, due to unfavorable product and customer mix in our OEM Solutions segment, partially offset by improved sales of higher margin gateways in our Enterprise Solutions segment, and proportional growth in our higher margin cloud and connectivity services in our IoT Services segment.
Net earnings decreased in 2018 compared to the prior year due to higher operating expenses combined with higher restructuring expense, consulting fees, separation costs on the retirement of our former CEO, loss on disposal of our remote tank monitoring business ("iTank") and the unfavorable impact of foreign exchange.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in foreign exchange rates in 2018 positively impacted our gross margin by $0.8million and negatively impacted our operating expenses by $1.8 million, resulting in a negative impact on operating income of $1.0 million.

GAAP

•	Revenue was $793.6 million, up 14.9%, compared to $690.7 million in 2017.

•	Gross margin was 33.3% compared to 33.9% in 2017.

•	Loss from operations was $18.3 million compared to earnings from operations of $0.1 million in 2017.

•	Net loss was $24.6 million, or $0.68 per diluted share, compared to net earnings of $4.5 million, or $0.14 per diluted share, in 2017.

•	Cash and cash equivalents were $89.1 million at the end of 2018, an increase of $24.1 million, compared to December 31, 2017.
Non-GAAP(1)

•	Gross margin was 33.4%, compared to 34.0% in 2017.

•	Earnings from operations were $35.3 million, down 10.9%, compared to $39.6 million in 2017.

•	Adjusted EBITDA was $55.9 million, up 2.2%, compared to $54.7 million in 2017.

•	Net earnings were $32.4 million, or $0.90 per diluted share, compared to net earnings of $34.5 million or $1.05 per diluted share, in 2017.

We adopted the new accounting standard for revenue recognition effective January 1, 2018. Our 2017 and 2016 financial results reflect the adoption of this new standard and prior periods have been adjusted accordingly. See Note 2 and Note 3 of our audited annual consolidated financial statements for more details.

In addition, as of the first quarter of 2018, we have included a breakout of our revenue and cost of sales into product revenue and cost of sales, and services and other revenue and cost of sales. Product revenue and cost of sales includes all revenues and costs associated with the sale of our embedded cellular modules, intelligent routers and gateways, asset tracking, vertical market smart devices, antennas and accessories, and Smart SIMs. Services and other revenue and cost of sales includes all revenues and costs associated with our cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

Select Annual Consolidated Financial Highlights

Revenue ($ millions)

750.0
650.0
550.0
450.0
350.0
250.0

	2016 As adjusted	2017 As adjusted	2018
Revenue	615.0	690.7	793.6

Gross margin (%)

35.5%
35.0%
34.5%
34.0%
33.5%
33.0%
32.5%
32.0%

	2016 As adjusted	2017 As adjusted	2018
GAAP	35.3%	33.9%	33.3%
NON-GAAP(1)	33.3%	34.0%	33.4%

Earnings (loss) from operations ($ millions)

50.0
40.0
30.0
20.0
10.0
-
(10.0)
(20.0)
(30.0)

	2016 As adjusted	2017 As adjusted	2018
GAAP	21.7	0.1	(18.3)
NON-GAAP(1)	30.4	39.6	35.3

Net earnings (loss) ($ millions)

40.0
30.0
20.0
10.0
-
(10.0)
(20.0)
(30.0)

	2016 As adjusted	2017 As adjusted	2018
GAAP	15.6	4.5	(24.6)
NON-GAAP(1)	22.2	34.5	32.4

Adjusted EBITDA ($ millions)

60.0
50.0
40.0
30.0
20.0
10.0
0.0

	2016 As adjusted	2017 As adjusted	2018
Adjusted EBITDA(1)	44.2	54.7	55.9

Free Cash Flow ($ millions)

30.0
20.0
10.0
-
(10.0)
(20.0)

	2016 As adjusted	2017 As adjusted	2018
Free Cash Flow(1)	28.6	(16.7)	26.1

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments. Refer to the section titled "Non-GAAP Financial Measures" for additional details and reconciliations to the applicable U.S. GAAP financial measures.

Selected Annual Consolidated Financial information:

(In thousands of U.S. dollars, except where otherwise stated)	2018	2017 As adjusted	2016 As adjusted
Statement of Operations data:
Revenue	$793,602	690,727	$615,015

Gross Margin
- GAAP	$264,571	$234,239	$217,291
- Non-GAAP (1)	265,025	234,723	204,666

Gross Margin %
- GAAP	33.3%	33.9%	35.3%
- Non-GAAP (1)	33.4%	34.0%	33.3%

Earnings (loss) from operations
- GAAP	$(18,275)	$100	$21,670
- Non-GAAP (1)	35,306	39,636	30,449

Adjusted EBITDA	$55,881	$54,653	$44,241

Net earnings (loss)
- GAAP	$(24,610)	$4,518	$15,646
- Non-GAAP (1)	32,427	34,519	22,230

Revenue by Segment:
OEM Solutions	$583,214	$554,537	$515,925
Enterprise Solutions	119,927	101,535	71,486
IoT Services	90,461	34,655	27,604

Share and per share data:
Diluted earnings (loss) per share (in dollars)
- GAAP	$(0.68)	$0.14	$0.48
- Non-GAAP (1)	$0.90	$1.05	$0.69

Common shares (in thousands)
At period-end	36,067	35,862	31,860
Weighted average - basic	36,019	32,356	32,032
Weighted average - diluted	36,019	32,893	32,335

Balance sheet data (end of period):
Cash and cash equivalents	$89,076	$65,003	$102,772
Total assets	683,916	694,644	581,457
Total long-term obligations	43,250	36,637	32,654

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments. Refer to the section titled "Non-GAAP Financial Measures" for additional details and reconciliations to the applicable U.S. GAAP financial measures.

See discussion under “Consolidated Annual Results of Operations” for factors that have caused period to period variations.

Key highlights for the year ended December 31, 2018:

•
On May 31, 2018, Jason Cohenour retired from his position as President and Chief Executive Officer ("CEO") and stepped down as a Director of the Company. Concurrently, Kent Thexton, Chair of the Board of Directors, was appointed Interim Chief Executive Officer and Greg Aasen, an independent Director since 1997, was named Lead Independent Director.

•
We announced the appointment of Russell N. Jones, CPA, CA, to our Board of Directors. Mr. Jones is an accomplished business and technology executive, bringing more than 37 years of international operational and leadership experience with leading technology companies, including Canadian e-commerce leader Shopify, Mitel Corporation, Newbridge Networks, Watchfire and Quake Technologies. Mr. Jones replaces outgoing Director Charles Levine, who stepped down from the Board of Directors effective October 24, 2018.

•
We announced the appointment of Joy Chik to our Board of Directors. Ms. Chik is Corporate Vice President for Identity Division in Microsoft's Cloud + AI group. Since joining Microsoft in 1998, as a software engineer, Ms. Chik has risen as an established leader of some of the industry's most impactful engineering teams. She is a member of the Anita Borg Institute and is also active in charities focused on encouraging women and girls to pursue careers in technology.

•
On October 16, 2018, the Board of Directors announced the appointment of Kent Thexton as CEO. Mr. Thexton had been serving as interim President & CEO since May 31, 2018 and assumed the permanent role on November 1, 2018. Mr. Thexton has held prominent roles as Founding Chief Marketing Officer and board member of O2 plc in the U.K. (now part of Telefonica); Chief Operating Officer of Rogers Cantel in Canada; and co-founded a Mobile Virtual Network Operator (MVNO) business in the United States. Immediately prior to his appointment, Mr. Thexton was the Co-founder and General Partner at ScaleUp Ventures.

•
Also on October 16, 2018, Robin Abrams, who has served on our Board of Directors since 2010, was appointed to be the new Board Chair, replacing Mr. Thexton who joined the Board of Directors in March 2005 and has served as Board Chair since February 2016. Mr. Thexton continues to serve as a non-independent director of the Company.

•
We announced the appointment of Jason Krause to the position of Chief Operating Officer of the Company.  Mr. Krause is responsible for all aspects of our product and services, including: product portfolio strategy; product management; research and development; supply chain; quality; and global MNVO network and service operations. Prior to Mr. Krause's new appointment, he was Senior Vice President and General Manager of the Enterprise Solutions business unit and before that he was Senior Vice President of Marketing, Strategy, and Corporate Development.

OEM Solutions

•
KDDI Corporation, a Japanese telecommunications and system integration provider, selected our AirPrime® HL78 cellular modules for LTE-M IoT applications in a low power gas meter deployment. KDDI will be the world's first carrier to certify and provide its customers with our HL78 modules.

•
International Vending Alliance ("IVA"), the largest global network with 1.9 million vending machines in more than 70 countries, selected our Smart SIM and AirVantage IoT Platform to revolutionize vending service delivery. IVA is using a single Sierra Smart SIM for global connectivity across its network of machines and our AirVantage platform is enabling them to manage their subscriptions and monitor connectivity services.

•
Building on the success of mangOH® Red and Green, we released alpha samples of our next-generation mangOH® open source hardware platform, mangOH® Yellow, inviting the IoT developer community to influence the final product. Being smaller and lighter, mangOH® Yellow is targeted at IoT applications where compactness and low-power consumption are essential.

•
Our AirPrime® HL78 modules have been certified to operate on both KDDI Corporation's LTE-M network in Japan and AT&T's LTE-M network in the United States. These certifications pave the way for our LPWA customers to support large-scale IoT deployments in smart energy, tracking, industrial asset management, home security and other applications requiring low power and extended coverage.

•
Our AirPrime® EM7565 LTE-Advanced Pro Embedded Module has been granted FCC approval and is the first embedded module available for Citizens Broadband Radio Service (CBRS) networks in the U.S. This enables organizations to operate their own LTE networks in areas such as college, corporate campuses, arenas, airports, ports and warehouses.

•
We announced the industry's first 5G mechanical module sample at Mobile World Congress. Based on the M.2 form factor, the connectorized AirPrime® module will enable original equipment manufacturers and system integrators requiring the highest possible speeds to deploy 5G on their mobile computing, networking and IoT platforms worldwide.

Enterprise Solutions

•
We launched our AirLink® LX60, the industry's first cloud-managed LPWA cellular router for commercial and enterprise IoT applications. The LX60, with LTE and LTE-M/NB-IoT variants, extends the AirLink® Networking Solutions portfolio into new applications, including building automation, digital signage, taxis, automated teller machines, kiosks and point-of-sale terminals for both primary and backup connectivity.

•
Our AirLink® MG90 High-Performance Multi-Network Vehicle Router, based on our AirPrime® EM7511 embedded module, has been certified and approved for operation on FirstNet in the United States. FirstNet is the nationwide public safety communications platform dedicated to America's first responders. The AirLink MG90 is purpose-built to provide secure, always-on connectivity for mission-critical applications in public safety, transit and field services.

•	We launched AirLink® LX40, the industry's most compact cellular router optimized for the IoT, providing secure, managed connectivity out of the box for business-critical IoT enterprise applications.

•
We launched AirLink® Management Service - Advanced Reporting and Analytics providing customers with operational insight for vehicle fleet operations using our secure, cloud-based device management platform.

•
We launched AirLink® RV55 LTE-Advanced Pro router, the industry's most compact, rugged LTE-A Pro router to simplify and lower the cost of connecting critical remote assets, infrastructure and mobile workforces in utility, energy, smart city and public safety applications.

IoT Services

•
Intellinium selected our device-to-cloud IoT solution for its smart safety shoe, designed to improve worker safety in remote, dangerous or noisy workplaces, such as construction sites, factories, mines, oil platforms, and commercial fishing and agriculture operations.

•	Girbau, a leading manufacturer of industrial laundry equipment, selected our device-to-cloud IoT solution to enable Sapphire, its new remote monitoring service for commercial laundry machines.

•
XSun selected our device-to-cloud IoT solution, including AirLink® RV50 gateways, multi-operator smart connectivity services and the AirVantage IoT platform, for its solar-powered Unmanned Aerial Vehicle.

•
Atlas Copco, a world-leading provider of sustainable productivity solutions, selected our device-to-cloud IoT solution to transform its industrial compressor business. By deploying our FX30 programmable gateways and cloud platform, Atlas Copco is leveraging machine intelligence on the factory floor to provide preventive maintenance, improve uptime and drive operating efficiencies.

•
We opened a new Global Service Center in Atlanta, Georgia to support our existing and rapidly growing IoT service customer base. More than 140 employees will be based at the location, monitoring millions of Sierra's connected devices around the world and providing 24/7/365 global customer support.

•
Security Alarms & Co., a Swiss developer of intelligent home security solutions, selected our IoT Services to enable highly resilient cellular connectivity for its ARHUB home security hub. ARHUB connects intelligent home security devices to the Internet with Wi-Fi, LAN and cellular. Using our SIM, ARHUB intelligently analyzes networks and connects to the most available network in the region.

•
We added solar power to our satellite-enabled asset tracking managed service, which allows agencies to connect, track and manage thousands of relief assets and respond to emergencies more effectively. We use Globalstar Inc.'s SmartOneSolar device to extend battery power and provide reliable satellite connectivity.

•
In early 2019, we announced mass production of our award-winning Ready-to-Connect solutions. Ready-to-Connect delivers all the key elements needed for an IoT application - cellular module, integrated SIM that's pre-connected to global mobile networks and IoT platform for device and subscription management and simplified operations - in one integrated bundle.

•
MANN + HUMMEL, a leading global expert for filtration solutions, selected our Smart SIMs and AirVantage® IoT Platform to connect and mange global deployments of Senzit, MANN + HUMMEL's new predictive maintenance platform developed to increase uptime for industrial and agricultural fleets.

•
Unimar, a worldwide supplier of tower and obstruction lighting products, has selected our device-to-cloud solution, including AirLink® RV50 industrial LTE gateways and SIMs, configured and managed over the air using the AirVantage® IoT Platform, to connect and manage critical lighting and control systems along flight paths.

Outlook

Given the current macro-economic environment and some weakness that we are experiencing in the automotive, enterprise networking and mobile computing markets, we provide the following quarterly and full year guidance for 2019 (see below).  The company is undertaking a cost reduction program over the next 18 to 24 months while also investing in new solutions and technologies including LPWA, 5G, embedded SIM, security, and edge networking software.

For the year ended December 31, 2019, we expect revenue to be flat year-over-year and Adjusted EBITDA is expected to be approximately $35.0 million. Non-GAAP net earnings per share is expected to be approximately $0.30 for full year 2019.

For the first quarter of 2019, we expect revenue to be in the range of $170.0 million to $174.0 million and Adjusted EBITDA to be in the range of $2.0 million to $4.0 million. Non-GAAP net loss per share is expected to be approximately $0.02 to $0.06 in the first quarter of 2019. See "Non-GAAP Financial Measures".

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.

Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•
our ability to continue to integrate Numerex's business, operations and workforce with ours and our ability to return the Numerex business to profitable growth and to realize the anticipated benefits of the acquisition;

•	contributions to our operating results from the acquisitions we completed in 2015, 2016 and 2017;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	general economic conditions in the markets we serve;

•	our ability to manage component supply issues when they arise;

•	our ability to attract and retain effective channel partners;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to manage component and product quality compliance;

•	fluctuations in foreign exchange rates;

•	tariffs and other trade restrictions; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

CONSOLIDATED ANNUAL RESULTS OF OPERATIONS

(In thousands of U.S. dollars, except where otherwise stated)	2018		2017 As adjusted		2016 As adjusted
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue
Product	699,332	88.1%	645,402	93.4%	578,253	94.0%
Services and other	94,270	11.9%	45,325	6.6%	36,762	6.0%
	793,602	100.0%	690,727	100.0%	615,015	100.0%
Cost of sales
Product	484,051	61.0%	434,843	63.0%	379,602	61.7%
Services and other	44,980	5.7%	21,645	3.1%	18,122	2.9%
	529,031	66.7%	456,488	66.1%	397,724	64.7%
Gross margin	264,571	33.3%	234,239	33.9%	217,291	35.3%

Expenses
Sales and marketing	88,587	11.2%	75,135	10.9%	63,870	10.4%
Research and development	93,707	11.8%	82,653	12.0%	72,675	11.8%
Administration	61,582	7.8%	42,904	6.2%	40,956	6.7%
Restructuring	7,115	0.9%	1,076	0.2%	—	—%
Acquisition-related and integration	3,962	0.5%	8,195	1.2%	843	0.1%
Impairment	—	—%	3,668	0.5%	—	—%
Loss on disposal of iTank business	2,064	0.3%	—	—%	—	—%
Amortization	25,829	3.3%	20,508	3.0%	17,277	2.8%
	282,846	35.6%	234,139	33.9%	195,621	31.8%
Earnings (loss) from operations	(18,275)	(2.3)%	100	—%	21,670	3.5%
Foreign exchange gain (loss)	(5,470)		7,550		(1,736)
Other income	51		67		83
Earnings (loss) before income taxes	(23,694)		7,717		20,017
Income tax expense	916		3,199		4,371
Net earnings (loss)	(24,610)		4,518		15,646

Net earnings (loss) per share - basic (in dollars)	(0.68)		0.14		0.49
Net earnings (loss) per share - diluted (in dollars)	(0.68)		0.14		0.48

Fiscal Year 2018 Compared to Fiscal Year 2017

Revenue
Revenue increased by $102.9 million, or 14.9%, in 2018 compared to 2017. This increase was driven by organic growth in each of our three reportable segments, which all experienced solid year-over-year growth, as well as growth resulting from the acquisition of Numerex:

•	OEM Solutions experienced notable year-over-year increases in revenue earned from automotive, networking and distribution customers;

•	Enterprise Solutions experienced a strong contribution from our Airlink gateway products and related services; and

•	IoT Services experienced strong growth owing to the addition of Numerex, acquired in December 2017, as well as solid subscriber growth in cloud and connectivity services.

Product revenue increased by $53.9 million, or 8.4%, in 2018 compared to 2017. The increase was primarily driven by growth in both OEM and Enterprise product revenue. Services and other revenue increased by $48.9 million, or 108.0%, in 2018 compared to 2017, primarily driven by contribution from Numerex as well as organic growth in subscribers.

Our geographic revenue mix for the years ended December 31, 2018 and 2017 was as follows:

During the years ended December 31, 2018 and 2017, no customer accounted for more than 10% of our aggregated revenue.

Gross margin
Gross margin was 33.3% of revenue in 2018 compared to 33.9% in 2017. In 2018, gross margin was impacted by unfavorable product and customer mix in our OEM Solutions segment, offset by improved sales of higher margin gateways in our Enterprise Solutions segment and the addition of higher margin services contributed by Numerex in our IoT Services segment. Gross margin included stock-based compensation expense and related social taxes of $0.5 million in each of 2018 and 2017.

Sales and marketing
Sales and marketing expenses increased by $13.5 million, or 17.9%, in 2018 compared to 2017, primarily driven by costs added as a result of the Numerex acquisition, higher revenue, and the unfavorable impact of foreign exchange, partly offset by lower professional fees. Sales and marketing expenses include stock-based compensation and related social taxes of $2.9 million in 2018 compared to $2.5 million in 2017.

Research and development
Research and development ("R&D") expenses increased by $11.1 million, or 13.4%, in 2018 compared to 2017.  This increase was mainly driven by costs added as a result of the Numerex acquisition and unfavorable impact of foreign exchange, offset partly by lower development and certification costs.

R&D expenses included stock-based compensation and related social taxes of $2.4 million in 2018 compared to $2.0 million in 2017.  R&D expenses also included acquisition-related amortization of $0.3 million in 2018 compared to $0.4 million in 2017.

Administration
Administration expenses increased by $18.7 million, or 43.5%, in 2018 compared to 2017. This increase was mainly driven by one-time separation costs related to our former CEO's retirement, including higher stock-based compensation expense in connection with accelerated vesting of equity awards, higher consulting fees, as well as costs added as a result of the Numerex acquisition. Administration expenses included stock-based compensation expense and related social taxes of $7.2 million in 2018 compared to $5.3 million in 2017.

Restructuring
In the first quarter of 2018, we commenced various efficiency and effectiveness initiatives focused on capturing synergies as we integrate Numerex into our business as well as efficiency gains in other areas of our business. In 2018, we recorded $4.8 million in severance and other related costs associated with this initiative.

In the fourth quarter of 2018, we initiated certain organizational changes to accelerate our transformation to a device-to-cloud IoT solutions company. In the three months and year ended December 31, 2018, we recorded $2.3 million in severance and other related costs associated with this initiative.

Restructuring costs of $1.1 million in 2017 were related to the relocation of our IoT Services customer support operations from Sweden to France and the United States.

Acquisition-related and integration
In 2018, acquisition-related and integration costs decreased by $4.2 million, or 51.7%, in 2018 compared to 2017. Higher expenses in 2017 reflect the Numerex acquisition and accruals of acquisition-related contingent consideration.

Loss on disposal
On December 31, 2018, we completed the sale of substantially all of the assets and liabilities of our remote tank monitoring business, for total proceeds of $6.0 million.  We received $5.0 million in cash consideration at closing with the remaining $1.0 million held in escrow.  The amount in escrow will be held for up to the next 12 months with $0.8 million contingent on meeting certain milestone events and the remaining $0.2 million to secure the purchaser's rights of indemnification under the asset sale agreement.  We recognized a loss on disposal of $2.1 million.

Impairment
No impairment charges were recorded in 2018. The impairment charge of $3.7 million recorded in 2017 related to an intangible asset recorded on our acquisition of Wireless Maingate AB. The charge was recorded due to the decision to terminate a service offering that was superseded by a more technologically advanced offering in our integrated IoT Services segment.

Amortization
Amortization expense increased by $5.3 million, or 25.9%, in 2018 compared to 2017 primarily due to higher acquisition-related amortization.  Amortization expense in 2018 included $18.3 million of acquisition-related amortization compared to $15.1 million in 2017.

Foreign exchange gain (loss)
Foreign exchange loss was $5.5 million in 2018 compared to a gain of $7.6 million in 2017. The loss in 2018 was primarily driven by a decrease in the value of the Euro compared to the U.S. dollar.

Income tax expense (recovery)
Income tax expense was $0.9 million in 2018 compared to $3.2 million in 2017. This decrease was primarily driven by a shift of earnings between jurisdictions, offset by changes in the realizability of certain tax assets.

Net earnings (loss)
We incurred a net loss of $24.6 million in 2018 compared to net earnings $4.5 million in 2017. The decrease in earnings reflected higher operating expenses combined with higher restructuring expense, consulting fees, separation costs on the retirement of our former CEO, loss on disposal of our remote tank monitoring business, the unfavorable impact of foreign exchange, offset by lower acquisition costs, absence of impairment loss, and lower income tax expense.

Net loss in 2018 included stock-based compensation expense and related social taxes of $13.0 million and acquisition-related amortization of $18.6 million. Net earnings in 2017 included stock-based compensation expense and related social taxes of $10.4 million and acquisition-related amortization of $15.1 million.

Weighted average number of shares
The weighted average basic and diluted shares outstanding were 36.0 million for the year ended December 31, 2018 and 32.4 million and 32.9 million, respectively, for the year ended December 31, 2017.

The number of shares outstanding was 36.1 million at December 31, 2018, compared to 35.9 million at December 31, 2017. The increase in the number of shares outstanding was primarily due to the issuance of common shares as a result of stock option exercises and restricted share unit releases offset by the impact of share repurchases made under our Normal Course Issuer Bid ("NCIB") program (see "Liquidity and Capital Resources" section below).

Fiscal Year 2017 Compared to Fiscal Year 2016

Revenue
Revenue increased by $75.7 million, or 12.3%, in 2017 compared to 2016. The increase was driven by contributions from each of our three reportable segments which all experienced solid year-over-year growth:

•	OEM Solutions experienced notable year-over-year increases in automotive and enterprise segment module sales;

•	Enterprise Solutions experienced a strong contribution from fleet management products and other mobile and industrial gateway products; and

•	IoT Services experienced solid subscriber additions and contribution from Numerex which was acquired late in the year.

Product revenue increased by $67.1 million, or 11.6%, in 2017 compared to 2016. The increase was primarily driven by growth in both OEM and Enterprise product revenue. Services and other revenue increased by $8.6 million, or 23.3%, in 2017 compared to 2016, primarily driven by increased subscriber growth in cloud and connectivity.

Our geographic revenue mix for the years ended December 31, 2017 and 2016 was as follows:

During the years ended December 31, 2017 and 2016, no customer accounted for more than 10% of our aggregated revenue.

Gross margin
Gross margin was 33.9% of revenue in 2017 compared to 35.3% in 2016. In 2016, gross margin was favorably impacted by a change in estimate of our Intellectual Property ("IP") royalty accrual ("Change in Estimate") (see Royalty obligations under "Critical Accounting Policies and Estimates" below) and two legal settlements. On a comparable year-over-year basis these items added 210 basis points to gross margin in 2016 compared to 2017. In 2017, gross margin benefited from product cost reductions that were partially offset by unfavorable product mix. Gross margin included stock-based compensation expense and related social taxes of $0.5 million and $0.4 million in 2017 and 2016, respectively.

Sales and marketing
Sales and marketing expenses increased by $11.3 million, or 17.6%, in 2017 compared to 2016, primarily as a result of targeted investments in our go-to-market capabilities to drive growth, costs added as a result of acquisitions and the unfavorable impact of foreign exchange. Sales and marketing expenses included stock-based compensation and related social taxes of $2.5 million in 2017 compared to $1.7 million in 2016.
Research and development
R&D expenses increased by $10.0 million, or 13.7%, in 2017 compared to 2016.  The increase in R&D expenses was primarily due to costs associated with new product development programs, the unfavorable impact of foreign exchange and additional expenses added as a result of acquisitions.
R&D expenses included stock-based compensation and related social taxes of $2.0 million in 2017 compared to $1.4 million in 2016.  R&D expenses also included acquisition-related amortization of $0.4 million in 2017 compared to $0.5 million in 2016.
Administration
Administration expenses increased by $1.9 million, or 4.8%, in 2017 compared to 2016, primarily due to higher stock-based compensation expense and the unfavorable impact of foreign exchange, partially offset by lower bad debt expense. Administration expenses included stock-based compensation expense and related social taxes of $5.3 million in 2017 compared to $4.1 million in 2016.
Restructuring
Restructuring costs were $1.1 million in 2017. These costs are related to the relocation of our IoT Services customer support operations from Sweden to France and the United States.
Acquisition-related and integration
Acquisition-related and integration costs increased by $7.4 million in 2017 compared to 2016. The increase was primarily due to the acquisition of Numerex, integration activities and higher accruals of acquisition-related contingent consideration.
Impairment
We recorded an impairment of $3.7 million related to an intangible asset recorded on the acquisition of Maingate. The resulting change, which was recorded in the first quarter of 2017, was due to the decision to terminate a service offering that has now been superseded by a more technologically advanced offering in our integrated IoT Services business.

Amortization
Amortization expense increased by $3.2 million, or 18.7%, in 2017 compared to 2016 primarily due to higher acquisition-related amortization.  Amortization expense in 2017 included $15.1 million of acquisition-related amortization compared to $11.6 million in 2016.
Foreign exchange gain (loss)
Foreign exchange gain was $7.6 million in 2017 compared to a loss of $1.7 million in 2016. This gain was primarily the result of an increase in the value of the Euro compared to the U.S. dollar.
Income tax expense (recovery)
Income tax expense was $3.2 million in 2017 compared to $4.4 million in 2016. This decrease was due to a recovery related to the impairment charge in the first quarter of 2017 and a shift of earnings between jurisdictions.
Net earnings (loss)
Net earnings were $4.5 million in 2017 compared to $15.6 million in 2016. The decrease of $11.1 million in net earnings reflected decreased earnings from operations as a result of higher operating expenses driven by growth in the business, the added cost structure of acquired businesses, transaction and integration costs associated with acquisitions and an asset impairment, partially offset by foreign exchange gains on balance sheet items and lower income tax expense.
Net earnings in 2017 included stock-based compensation expense and related social taxes of $10.4 million and acquisition-related amortization of $15.1 million. Net earnings in 2016 included stock-based compensation expense and related social taxes of $7.6 million and acquisition-related amortization of $12.1 million.
Weighted average number of shares
The weighted average basic and diluted shares outstanding were 32.4 million and 32.9 million, respectively, for the year ended December 31, 2017 and 32.0 million and 32.3 million, respectively, for the year ended December 31, 2016.

The number of shares outstanding was 35.9 million at December 31, 2017, compared to 31.9 million at December 31, 2016. The increase in the number of shares outstanding was primarily due to the shares issued for the acquisition of Numerex.

SEGMENTED INFORMATION

OEM Solutions

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2018	2017 As adjusted	2016 As adjusted	2018 vs 2017	2017 vs 2016
Revenue	$583,214	$554,537	$515,925	5.2%	7.5%
Cost of goods sold	417,645	384,230	349,781	8.7%	9.8%
Gross margin	$165,569	$170,307	$166,144	(2.8)%	2.5%
Gross margin %	28.4%	30.7%	32.2%

Non-GAAP (1)
Gross Margin	$165,899	$170,694	$154,536	(2.8)%	10.5%
Gross Margin %	28.4%	30.8%	30.0%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Fiscal Year 2018 compared to 2017
Revenue increased by $28.7 million, or 5.2%, in 2018, compared to 2017. This increase was primarily due to strong demand from automotive, networking and distribution customers, partially offset by weaker demand from transportation, sales and payment and mobile computing customers.

Gross margin for OEM Solutions was 28.4% in 2018 compared to 30.7% in 2017. This decrease was mainly driven by unfavorable product and customer mix, including the effects of higher automotive volumes at lower gross margin.

Fiscal Year 2017 compared to 2016
Revenue increased by $38.6 million, or 7.5%, in 2017, compared to 2016. This increase was primarily due to strong demand from automotive and enterprise customers and programs.
In 2016, gross margin was favorably impacted by the Change in Estimate and a legal settlement. On a comparable year over year basis these items added 190 basis points to gross margin in 2016 compared to 2017. In 2017, gross margin benefited from product cost reductions that were partly offset by unfavorable product mix.
Gross margin percentage of 30.7% increased in comparison to 2016 reflecting the impact of cost reduction programs, including lower manufacturing and component costs, partially offset by unfavorable product mix principally driven by the ramp up of a new high volume automotive program at lower gross margin which replaced an existing program that went end of life.

Enterprise Solutions

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2018	2017 As adjusted	2016 As adjusted	2018 vs 2017	2017 vs 2016
Revenue	$119,927	$101,535	$71,486	18.1%	42.0%
Cost of goods sold	58,796	53,014	31,537	10.9%	68.1%
Gross margin	$61,131	$48,521	$39,949	26.0%	21.5%
Gross margin %	51.0%	47.8%	55.9%

Non-GAAP (1)
Gross Margin	$61,202	$48,593	$38,913	25.9%	24.9%
Gross Margin %	51.0%	47.9%	54.4%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Fiscal Year 2018 compared to 2017
Revenue increased by $18.4 million, or 18.1%, in 2018 compared to 2017 mainly driven by strong sales of AirLink gateway products, including the RV50, MG90 and MP70 gateway products, and support and services revenue, partly offset by lower sales of our mid-tier telematics gateways.

Gross margin for Enterprise Solutions was 51.0% in 2018 compared to 47.8% in 2017. This increase in gross margin was mainly due to favorable product mix related to increased sales of higher margin AirLink gateway products and related services, and lower sales of our mid-tier telematics gateways.

Fiscal Year 2017 compared to 2016
Revenue increased by $30.0 million, or 42.0%, in 2017 compared to 2016 mainly driven by revenue from fleet management products acquired from GenX Mobile Incorporation ("GenX") in 2016 and the growth in sales of gateway products, including the RV50 and MG90, which were launched in the latter half of 2016 and ramped up during 2017.
Gross margin of 47.8% in 2017 decreased compared to 55.9% in 2016. In 2016, gross margin was favorably impacted by the Change in Estimate and two legal settlements. On a comparable year-over-year basis, these items added 390 basis points to gross margin in 2016 compared to 2017. In 2017, gross margin percentage was unfavorably impacted by the inclusion of lower margin fleet management revenues from GenX, partially offset by product cost reductions.

IoT Services

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2018	2017 As adjusted	2016 As adjusted	2018 vs 2017	2017 vs 2016
Revenue	$90,461	$34,655	$27,604	161.0%	25.5%
Cost of goods sold	52,590	19,244	16,406	173.3%	17.3%
Gross margin	$37,871	$15,411	$11,198	145.7%	37.6%
Gross margin %	41.9%	44.5%	40.6%

Non-GAAP (1)
Gross Margin	$37,924	$15,436	$11,217	145.7%	37.6%
Gross Margin %	41.9%	44.5%	40.6%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Fiscal Year 2018 compared to 2017
Revenue increased by $55.8 million, or 161.0%, in 2018 compared to 2017. This growth was mostly driven by the addition of Numerex, acquired in December 2017, as well as organic subscriber growth in cloud and cellular connectivity services.

Gross margin for IoT Services was 41.9% in 2018 compared to 44.5% in 2017. The addition of Numerex revenue reduced gross margin percentage in 2018 within the segment, partly as a result of network upgrade costs incurred in the first quarter of 2018 as well as contractual minimums incurred in 2018.

Fiscal Year 2017 compared to 2016
Revenue increased by $7.1 million, or 25.5%, in 2017 compared to 2016 as a result of continuing subscriber growth and the inclusion of Numerex revenue which was acquired late in the year.
Gross margin increased in 2017 due to favorable mix from cloud and connectivity services and the fact that there were several one-time charges to cost of sales in 2016 that reduced gross margin compared to 2017.

FOURTH QUARTER OVERVIEW

Consolidated Results of Operations:

	Three months ended December 31,
(in thousands of U.S. dollars, except where otherwise stated)	2018		2017 As adjusted
		% of		% of
	$	Revenue	$	Revenue
Revenue
Product	178,205	88.5%	169,309	92.2%
Services and other	23,190	11.5%	14,224	7.8%
	201,395	100.0%	183,533	100.0%
Cost of goods sold
Product	124,395	61.8%	114,952	62.6%
Services and other	11,105	5.5%	6,767	3.7%
	135,500	67.3%	121,719	66.3%
Gross margin	65,895	32.7%	61,814	33.7%
Expenses
Sales and marketing	22,353	11.1%	20,436	11.1%
Research and development	22,230	11.0%	21,828	11.9%
Administration	14,516	7.2%	11,379	6.2%
Restructuring	2,345	1.2%	245	0.1%
Acquisition-related and integration	613	0.3%	4,792	2.6%
Loss on disposal of iTank business	2,064	1.0%	—	—%
Amortization	5,971	3.0%	6,073	3.3%
	70,092	34.8%	64,753	35.3%
Earnings (loss) from operations	(4,197)	(2.1)%	(2,939)	(1.6)%
Foreign exchange gain (loss)	(2,378)		1,267
Other income (expense)	(19)		38
Earnings (loss) before income taxes	(6,594)		(1,634)
Income tax expense (recovery)	(2,768)		1,880
Net earnings (loss)	(3,826)		(3,514)

Net earnings (loss) per share - Basic and diluted (in dollars)	(0.11)		(0.11)

GAAP:

•
Revenue was $201.4 million, up 9.7%, compared to $183.5 million in the fourth quarter of 2017. This increase was primarily driven by strong growth in module sales to automotive, networking and energy customers, AirLink gateway products and contribution from Numerex, partially offset by lower sales of our mid-tier telematics gateways.

•
Gross margin was 32.7% compared to 33.7% in the fourth quarter of 2017. In the fourth quarter of 2018, gross margin decreased compared to the same period in 2017 due to unfavorable product and customer mix in our OEM Solutions segment, offset by improved sales of higher margin gateways in our Enterprise Solutions segment and higher cloud and connectivity services in our IoT Services segment. In the fourth quarter, our gross margins were negatively impacted by tariff costs of approximately $1.1 million in our Enterprise Solutions segment. Excluding the tariff impact, our gross margin in the fourth quarter of 2018 would have been 33.3%, slightly lower than the same period of 2017.

•
Loss from operations in the fourth quarter of 2018 was $4.2 million compared to a loss of $2.9 million in the comparable period of 2017 as a result higher operating expenses combined with higher restructuring expenses and the loss on disposal of our iTank business, offset by lower acquisition related costs.

•
Net loss in the fourth quarter was $3.8 million compared to a loss of $3.5 million in the same period of 2017. The increase in net loss was mainly due to higher loss from operations and unfavorable foreign exchange movement, partially offset by tax recoveries.

•
Cash and cash equivalents at the end of the fourth quarter of 2018 were $89.1 million, an increase of $21.6 million compared to $67.5 million at the end of the third quarter of 2018. The increase in cash was mainly due to lower working capital requirements, proceeds from sale of our iTank business, and the absence of Numerex acquisition-related costs.

NON-GAAP(1):

•
Gross margin was 32.7% in the fourth quarter of 2018, compared to 33.8% in the fourth quarter of 2017. In the fourth quarter of 2018, gross margin decreased compared to the same period in 2017 due to unfavorable product and customer mix in our OEM Solutions segment, offset by improved sales of higher margin gateways in our Enterprise Solutions segment and cloud and connectivity services in our IoT Services segment. In the fourth quarter of 2018, our gross margins were impacted by tariff costs of approximately $1.1 million in our Enterprise Solutions segment. Excluding the tariff impact, our gross margin in the fourth quarter of 2018 would have been 33.3%, slightly lower than the same period of 2017.

•
Earnings from operations increased by $0.7 million in the fourth quarter of 2018 compared to the same period of 2017 due to higher revenues, partially offset by higher operating expenses mainly as a result of contribution from Numerex.

•
Adjusted EBITDA increased by $1.3 million in the fourth quarter of 2018 compared to the same period of 2017. This increase mainly reflects higher earnings from operations and higher amortization expense in the fourth quarter of 2018.

•
Net earnings decreased by $0.2 million in the fourth quarter of 2018 compared to the same period of 2017. This decrease was mainly due to higher income tax expense, partially offset by higher earnings from operations.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2018. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. Prior quarters have been adjusted for the adoption of the new revenue standard.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(In thousands of U.S. dollars, except where otherwise stated)	2018				2017 As adjusted
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$201,395	$203,426	$201,903	$186,878	$183,533	$172,560	$173,416	$161,218
Cost of goods sold	135,500	136,159	132,594	124,778	121,719	115,266	113,780	105,723
Gross margin	65,895	67,267	69,309	62,100	61,814	57,294	59,636	55,495
Gross margin %	32.7%	33.1%	34.3%	33.2%	33.7%	33.2%	34.4%	34.4%
Expenses
Sales and marketing	22,353	21,743	22,066	22,425	20,436	17,975	18,699	18,025
Research and development	22,230	22,621	24,391	24,465	21,828	21,044	20,470	19,311
Administration	14,516	14,998	19,804	12,264	11,379	10,560	10,579	10,386
Restructuring	2,345	227	952	3,591	245	199	259	373
Acquisition-related and integration	613	570	1,014	1,765	4,792	2,077	875	451
Loss on disposal of iTank business	2,064	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	—	3,668
Amortization	5,971	6,255	6,137	7,466	6,073	5,049	4,760	4,626
	70,092	66,414	74,364	71,976	64,753	56,904	55,642	56,840
Earnings (loss) from operations	(4,197)	853	(5,055)	(9,876)	(2,939)	390	3,994	(1,345)
Foreign exchange gain (loss)	(2,378)	(159)	(4,048)	1,115	1,267	1,667	3,517	1,099
Other income (expense)	(19)	7	8	55	38	32	(12)	9
Earnings (loss) before income taxes	(6,594)	701	(9,095)	(8,706)	(1,634)	2,089	7,499	(237)
Income tax expense (recovery)	(2,768)	1,738	2,289	(343)	1,880	735	729	(145)
Net earnings (loss)	$(3,826)	$(1,037)	$(11,384)	$(8,363)	$(3,514)	$1,354	$6,770	$(92)
Earnings (loss) per share - GAAP in dollars
Basic	$(0.11)	$(0.03)	$(0.32)	$(0.23)	$(0.11)	$0.04	$0.21	$—
Diluted	$(0.11)	$(0.03)	$(0.32)	$(0.23)	$(0.11)	$0.04	$0.21	$—
Weighted average number of shares (in thousands)
Basic	36,057	36,085	36,021	35,915	33,136	32,200	32,167	31,909
Diluted	36,057	36,085	36,021	35,912	33,136	32,735	32,766	31,909

Our quarterly results may fluctuate from quarter-to-quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses, as well as from the impact of acquisitions completed in the quarter.  The impact of significant items incurred during the first three interim periods of the year ended December 31, 2018 are discussed in more detail and disclosed in our quarterly reports and management’s discussion and analysis.  Certain of the factors that affected our quarterly results are listed below.

•
In the fourth quarter of 2018, net loss was $3.8 million compared to $1.0 million in the third quarter of 2018, primarily due to higher restructuring costs, loss on disposal of our remote tank monitoring business, partially offset by income tax recoveries.

•
In the third quarter of 2018, net loss was $1.0 million compared to $11.4 million in the second quarter of 2018. In the second quarter of 2018, we recorded separation costs related to our former CEO's retirement, higher foreign exchange losses, income tax expenses, restructuring charges and acquisition related and integration costs.

•
In the second quarter of 2018, net loss was $11.4 million compared to $8.4 million in the first quarter of 2018, driven by one-time separation costs related to our former CEO's retirement, unfavorable foreign exchange losses and higher income tax expenses, offset by higher gross margin and lower restructuring charges.

•
In the first quarter of 2018, net loss was $8.4 million compared to $3.5 million in the fourth quarter of 2017, mainly driven by costs added as a result of the Numerex acquisition, higher restructuring charges, offset by lower acquisition costs and lower income tax expenses.

•
In the fourth quarter of 2017, net earnings decreased by $4.9 million compared to the third quarter of 2017, primarily due to lower earnings from operations as a result of increased operating expenses, Numerex related acquisition costs and integration related expenses, as well as higher income tax expenses.

•	In the third quarter of 2017, net earnings decreased by $5.4 million compared to the second quarter of 2017, driven by a combination of lower earnings from operations and lower foreign exchange gains.

•
In the second quarter of 2017, net earnings increased by $6.9 million compared to the first quarter of 2017. The increase in the second quarter of 2017 was attributable to higher earnings from operations and foreign exchange gains, partially offset by higher income tax expenses compared to the first quarter of 2017.

•
In the first quarter of 2017, net loss was $0.1 million compared to net earnings of $15.7 million in the fourth quarter of 2016, driven by seasonally lower revenue, lower gross margin primarily due to the $13.0 million reduction of cost of goods sold related to the change in estimate of our IP royalty accrual recorded in the fourth quarter of 2016 and higher operating expenses, as well as the impact of the impairment in the first quarter of 2017 of $3.7 million related to an intangible asset, partially offset by foreign exchange gains in the first quarter of 2017.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information:

(in thousands of U.S. dollars)	2018	2017 As adjusted	2016 As adjusted
Cash flows provided (used) before changes in non-cash working capital:	$34,231	$41,292	$32,313
Changes in non-cash working capital
Accounts receivable	(5,526)	(12,665)	(28,945)
Inventories	1,508	(6,806)	(5,833)
Prepaids and other	(3,525)	(5,334)	6,598
Accounts payable and accrued liabilities	21,944	(17,750)	40,248
Deferred revenue	(1,402)	335	2,124
	12,999	(42,220)	14,192
Cash flows provided by (used in):
Operating activities	$47,230	$(928)	$46,505

Investing activities	$(16,006)	$(37,641)	$(26,636)
Proceeds from sale of iTank business	5,000	—	—
Acquisitions, net of cash acquired	—	(21,870)	(8,782)
Capital expenditures and increase in intangible assets	(21,099)	(15,806)	(17,857)

Financing activities	$(5,927)	$(271)	$(13,689)
Issue of common shares, net of issuance costs	2,636	5,708	2,048
Repurchase of common shares for cancellation	(3,120)	(2,779)	(10,203)
Purchase of treasury shares for RSU distribution	(2,808)	—	(4,214)
Taxes paid related to net settlement of equity awards	(1,878)	(1,367)	(909)
Payment for contingent consideration	(130)	(1,397)	(16)

Free Cash Flow (1)	$26,131	$(16,734)	$28,648

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Operating Activities
Cash provided by operating activities increased by $48.2 million in 2018 compared to 2017, primarily due to lower working capital requirements for accounts payable, inventory and accounts receivable, offset by deferred revenue working capital requirements.

Investing Activities
Cash used in investing activities decreased by $21.6 million in 2018 compared to 2017. In 2018, we received cash consideration of $5.0 million from the sale of our iTank business. In 2017, we incurred $21.9 million in acquisition costs, driven by increased business acquisition activity, including the acquisitions of Numerex and GlobalTop Technology Inc.

Capital expenditures of $21.1 million in 2018 were higher compared to 2017 mainly as a result of the addition of Numerex-related capital expenditures. Capital expenditures in 2018 were primarily for production and tooling equipment, R&D equipment, monitoring equipment while cash used for intangible assets was primarily for capitalized software costs.

Financing Activities
Net cash used for financing activities increased by $5.7 million in 2018 compared to 2017, mainly due to lower proceeds received from stock option exercises, the purchase of treasury shares for RSU distribution, higher taxes paid related to net settlement of equity awards, partly offset by payments for acquisition-related earn-out arrangements in 2017.

Free Cash Flow
Our free cash flow improved by $42.9 million in 2018 compared to 2017, mainly as a result of stronger operating cash flow, partially offset by higher capital expenditures. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including restructuring expenditures, inventory and other working capital items, capital expenditures and other obligations summarized in the table below. Cash may also be used to finance acquisitions of businesses in line with our strategy and share repurchases. We continue to believe our cash and cash equivalents balance of $89.1 million at December 31, 2018 and cash generated from operations will be sufficient to fund our expected working capital and capital expenditure requirements for at least the next twelve months based on current business plans. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2018.

Payments due by period (In thousands of U.S. dollars)	Total	2019	2020	2021	2022	2023	Thereafter
Operating lease obligations	$21,457	$7,557	$6,617	$4,986	$1,619	$674	$4
Capital lease obligations	1,095	538	394	163	—	—	—
Purchase obligations - Contract Manufacturers (1)	147,029	147,029	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	8,952	3,481	3,728	1,303	440	—	—
Other long-term liabilities	463	54	17	13	379	—	—
Total	$178,996	$158,659	$10,756	$6,465	$2,438	$674	$4

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between January 2019 and June 2019.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between January 2019 and October 2022.

Normal Course Issuer Bid
On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a new NCIB. Pursuant to the NCIB, we may purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of common shares outstanding as of the date of the announcement (representing 10% of the public float). The NCIB commenced on August 8, 2018 and will terminate on the earlier of: i) August 7, 2019; (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX; or (iii) the date of notice by us of termination of the NCIB.

In 2018, we repurchased and canceled 161,500 common shares at an average price of $19.32 per share. The excess purchase price over and above the average carrying value in the amount of $1,187 was charged to retained earnings.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, accounts receivables, cash from operations and borrowings under our credit facilities.

	2018				2017
(In thousands of U.S. dollars)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$89,076	$67,460	$73,411	$70,588	$65,003	$74,206	$89,012	$92,545
Unused credit facilities	30,000	30,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$119,076	$97,460	$83,411	$80,588	$75,003	$84,206	$99,012	$102,545

At December 31, 2018, we have committed capital expenditures of $4.9 million (Dec 31, 2017 - $4.3 million). Our capital expenditures during the first quarter of 2019 are expected to be primarily for production and R&D equipment.

Credit Facilities
On July 31, 2018, we entered into a new committed $30 million senior secured revolving credit facility (the "Revolving Facility") with the Canadian Imperial Bank of Commerce as sole lender and as Administrative Agent. The new Revolving Facility replaced the Company’s previous $10 million uncommitted revolving credit facility. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at December 31, 2018, there were no borrowings under the Revolving Facility.

Letters of Credit
During the second quarter of 2018, we reduced our revolving standby letter of credit facility with Toronto Dominion Bank from $10 million to $1.5 million in connection with the Revolving Facility. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of December 31, 2018, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP basic and diluted net earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other non-recurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to U.S. GAAP results for years ended December 31:

(In thousands of U.S. dollars, except where otherwise stated)	2018	2017 As adjusted	2016 As adjusted

Gross margin - GAAP	$264,571	$234,239	$217,291
Stock-based compensation and related social taxes	479	461	420
Realized gains (losses) on hedge contracts	(30)	23	—
Other nonrecurring costs (recoveries)	5	—	(13,045)
Gross margin - Non-GAAP	$265,025	$234,723	$204,666

Earnings (loss) from operations - GAAP	$(18,275)	$100	$21,670
Stock-based compensation and related social taxes	13,006	10,374	7,596
Acquisition-related and integration	3,962	8,195	843
Restructuring	7,115	1,076	—
Loss on disposal of iTank business	2,064	—	—
Other nonrecurring costs (recoveries)	9,421	318	(11,762)
Impairment	—	3,668	—
Realized gains (losses) on hedge contracts	(562)	419	—
Acquisition-related amortization	18,575	15,486	12,102
Earnings from operations - Non-GAAP	$35,306	$39,636	$30,449

Net earnings (loss)- GAAP	$(24,610)	$4,518	$15,646
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, loss on disposal of iTank business, and other nonrecurring costs (recoveries)	35,568	23,631	(3,323)
Amortization	39,150	30,503	25,894
Interest and other, net	(51)	(67)	(83)
Foreign exchange losses (gains)	4,908	(7,131)	1,736
Income tax expense (recovery)	916	3,199	4,371
Adjusted EBITDA	$55,881	$54,653	$44,241
Amortization (exclude acquisition-related amortization)	(20,575)	(15,017)	(13,792)
Interest and other, net	51	67	83
Income tax expense - Non-GAAP	(2,930)	(5,184)	(8,302)
Net earnings - Non-GAAP	$32,427	$34,519	$22,230

Diluted earnings (loss) per share
GAAP - (in dollars)	$(0.68)	$0.14	$0.48
Non-GAAP - (in dollars)	$0.90	$1.05	$0.69

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

	2018				2017 As adjusted
(In thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$65,895	$67,267	$69,309	$62,100	$61,814	$57,294	$59,636	$55,495
Stock-based compensation and related social taxes	58	57	57	307	122	123	108	108
Realized gains (losses) on hedge contracts	(13)	(11)	—	(6)	11	12	—	—
Other nonrecurring costs	5	—	—	—	—	—	—	—
Gross margin - Non-GAAP	$65,945	$67,313	$69,366	$62,401	$61,947	$57,429	$59,744	$55,603

Earnings (loss) from operations - GAAP	$(4,197)	$853	$(5,055)	$(9,876)	$(2,939)	$390	$3,994	$(1,345)
Stock-based compensation and related social taxes	2,743	3,473	3,950	2,840	2,869	2,780	2,577	2,148
Acquisition-related and integration	613	570	1,014	1,765	4,792	2,077	875	451
Restructuring	2,345	227	952	3,591	245	199	259	373
Loss on disposal of iTank business	2,064	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	—	3,668
Realized gains (losses) on hedge contracts	(296)	(201)	(14)	(51)	209	210
Other nonrecurring costs	2,697	1,583	5,141	—	—	—	42	276
Acquisition-related amortization	4,261	4,354	4,426	5,534	4,306	3,845	3,694	3,641
Earnings from operations - Non-GAAP	$10,230	$10,859	$10,414	$3,803	$9,482	$9,501	$11,441	$9,212

Net earnings (loss) - GAAP	$(3,826)	$(1,037)	$(11,384)	$(8,363)	$(3,514)	$1,354	$6,770	$(92)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, loss on disposal of iTank business, and other nonrecurring costs (recoveries)	10,462	5,853	11,057	8,196	7,906	5,056	3,753	6,916
Amortization	9,308	9,483	9,651	10,708	8,764	7,548	7,194	6,997
Interest and other, net	19	(7)	(8)	(55)	(38)	(32)	12	(9)
Foreign exchange loss (gain)	2,082	(42)	4,034	(1,166)	(1,058)	(1,457)	(3,517)	(1,099)
Income tax expense (recovery)	(2,768)	1,738	2,289	(343)	1,880	735	729	(145)
Adjusted EBITDA	$15,277	$15,988	$15,639	$8,977	$13,940	$13,204	$14,941	$12,568
Amortization (exclude acquisition-related amortization)	(5,047)	(5,129)	(5,225)	(5,174)	(4,458)	(3,703)	(3,500)	(3,356)
Interest and other, net	(19)	7	8	55	38	32	(12)	9
Income tax expense - Non-GAAP	(1,245)	(352)	(769)	(564)	(312)	(1,816)	(1,615)	(1,441)
Net earnings - Non-GAAP	$8,966	$10,514	$9,653	$3,294	$9,208	$7,717	$9,814	$7,780

Diluted earnings (loss) per share
GAAP - (in dollars)	$(0.11)	$(0.03)	$(0.32)	$(0.23)	$(0.11)	$0.04	$0.21	$—
Non-GAAP - (in dollars)	$0.25	$0.29	$0.27	$0.09	$0.28	$0.24	$0.30	$0.24

The following table provides a reconciliation of segmented gross margin:

(In thousands of U.S. dollars)	2018	2017 As adjusted	2016 As adjusted

OEM Solutions:
Gross margin - GAAP	$165,569	$170,307	$166,144
Stock-based compensation and related social taxes	349	370	352
Realized gains (losses) on hedge contracts	(24)	17	—
Other nonrecurring costs (recoveries)	5	—	(11,960)
Gross margin - Non-GAAP	$165,899	$170,694	$154,536

Enterprise Solutions:
Gross margin - GAAP	$61,131	$48,521	$39,949
Stock-based compensation and related social taxes	74	68	49
Realized gains (losses) on hedge contracts	(3)	4	—
Other nonrecurring recoveries	—	—	(1,085)
Gross margin - Non-GAAP	$61,202	$48,593	$38,913

IoT Services:
Gross margin - GAAP	$37,871	$15,411	$11,198
Stock-based compensation and related social taxes	56	23	19
Realized gains (losses) on hedge contracts	(3)	2	—
Gross margin - Non-GAAP	$37,924	$15,436	$11,217

The following table provides a reconciliation of free cash flow:

(In thousands of U.S. dollars)	2018	2017	2016
Cash flows from operating activities	$47,230	$(928)	$46,505
Capital expenditures and increase in intangible assets	(21,099)	(15,806)	(17,857)
Free Cash Flow	$26,131	$(16,734)	$28,648

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the years ended December 31, 2018 and 2017.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the years ended December 31, 2018 and 2017.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  Note 2, Summary of significant accounting policies, in the December 31, 2018 consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.

On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of long-lived assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ materially from our estimates.

The following critical accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Business combinations

We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgments in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the fair value of consideration transferred over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.

When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, intellectual property, customer relationships, brand, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.

Revenue recognition

Product revenue includes sales from embedded cellular modules, short range wireless modules, intelligent routers and gateways, asset tracking devices, antennas and accessories, and Smart SIMs. Service and other revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Service revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

Contract acquisition and fulfillment costs
We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in prepaid expenses and other current assets and other assets respectively in our consolidated balance sheets.

Significant judgment
We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances

Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets is comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, and cloud application services.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

As at December 31, 2018, accounts receivable comprised 25.1% of total assets.  Included in this balance was a provision of $3.0 million for doubtful accounts, or 1.7% of accounts receivable compared to $1.8 million for doubtful accounts, or 1.1% of accounts receivable as at December 31, 2017.  We believe our allowance for doubtful accounts as at December 31, 2018 is adequate to provide for probable losses existing in accounts receivable.

Inventory

We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory write-down and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further write-down the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

Goodwill and intangible assets

Goodwill and intangible assets are assessed for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill and intangible assets might be impaired. We performed our annual test on October 1, 2018. Circumstances may include an adverse change in business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. On at least a quarterly basis, we assess whether such circumstances exist. An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

At December 31, 2018, our goodwill balance was $211.1 million.  We determined that there was no impairment as the fair values of each of our reporting units exceeded their respective carrying values as at October 1, 2018.  Our analysis took into consideration an income valuation approach using the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis were the projected results of operations, the discount rate based on our estimated weighted average cost of capital, and terminal value assumptions for each reporting unit.  The discounted cash flow model used was based on our business plan.  For years subsequent to those contained in our business plan, we analyzed third party forecasts and other macro-economic indicators that impact our reporting units to provide a reasonable estimate of revenue growth in future periods.  Our gross margins and operating expense estimates reflect anticipated changes in our business mix as we transform to incorporate more recurring services in our business mix.  We also developed assumptions for the amount of working capital and capital expenditures needed to support each reporting unit.

In addition to the discounted cash flow valuation approach noted above, we reconciled the implied enterprise value from the discounted cash flow analysis to our market capitalization, which was approximately $711 million at October 1, 2018. We then prepared an alternative valuation analysis based on revenue multiples. As there were minimal transactions that were directly comparable to the IoT Services reporting unit, we carried forward the transaction multiples used in the prior year and prepared an analysis based on indicated trading multiples of comparable companies. Both analysis confirmed our conclusion that the fair value exceeded the carrying value of $444.1 million.

Income taxes

We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income from operations, tax planning strategies and transactions in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

We do not provide for taxes on foreign earnings as it is our intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries.  It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by our future operating results and our tax interpretations.

Amortization

Amortization of property and equipment and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of property and equipment and intangible assets.

Warranty costs

We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience, product quality and management’s estimates.  If there is a change in these factors, we adjust our accrual accordingly.

Royalty obligations

Under certain license agreements we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.

Where agreements are not in place, we recognize our current best estimate of the royalty obligation in accrued liabilities and long-term liabilities. Historically (prior to October 1, 2016), in determining this estimate, we based our calculations on an assumption that royalty calculations could be based on a percentage of the entire value of an end-product (i.e., revenue). This conformed with our legacy license agreements.

Significant legal precedent now exists in the United States supporting the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology, and not on the entire value of the end-product.

The cumulative effect of these legal changes to the licensing landscape, combined with supportive legislative initiatives and broad industry support for the SSU principle, at the time of the expiry of one of our significant legacy IP licenses, prompted management to reassess its contingent royalty obligation estimate during the fourth quarter of 2016. The use of the SSU principle as the basis to determine the estimate, as opposed to value of end-product, resulted in a reduction of $13.0 million to our estimated royalty obligation effective October 1, 2016.

Contingencies

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business, including IP matters.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether an amount of a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to the particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding related to IP matters, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to our activities is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made.  Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

Stock-based compensation

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award and account for forfeitures as they occur.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurement

We measure our short-term investments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value as detailed below.

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

OUTSTANDING SHARE DATA

As of March 6, 2019, we had 36,145,063 common shares issued and outstanding, 1,683,844 stock options exercisable into common shares at a weighted average exercise price of $18.28 and 931,632 restricted treasury share units (166,204 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 1,097,836 common shares.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS") that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. We adopted the standard as of January 1, 2018 using the full retrospective transition method. Refer to Note 3 of the interim consolidated financial statements for the effect the adoption of ASC 606 on previously reported financial statement line items.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. We adopted the standard in the first quarter of 2018 and it did not have a material impact to our consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash.  This update addresses diversity in the classification and presentation of changes in restricted cash on the statement of cash flows.  This requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents by including restricted cash and restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods.  Early adoption is permitted, and any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.  In the fourth quarter of 2017, we early adopted ASU 2016-18 and there was no material impact to our financial statements and business.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10 and ASU 2018-11 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  Early application is permitted.  The Company will adopt Topic 842 in its first quarter of 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date of January 1, 2019, rather than as of the first date of the earliest period presented.  In adopting the new standard, we are electing the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows the Company not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred.  The Company is also electing the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the lease term, and not separate the lease and non-lease components for all of its leases. The Company’s implementation team is completing the determination of the completeness and accuracy of the Company’s leasing information and is in the final stages of identifying and effecting the internal process changes and controls necessary to assist with the recording, reporting and disclosure requirements under the standard. The adoption of the new lease standard is anticipated to have a material impact on our balance sheet, primarily related to leases of our business premises.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. We are in the process of evaluating the impact on our financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019 and early adoption is permitted. We are in the process of evaluating the impact on our financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures, which was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2018.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2018, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Ernst & Young LLP ("EY"), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2018, has issued an attestation report on our internal control over financial reporting as of December 31, 2018.  Their attestation report is included with our consolidated financial statements.

There were no changes in our internal control over financial reporting during the year ended December 31, 2018 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  A petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board has been instituted and a decision is expected in June 2019. In March 2018, the Court granted our motion to dismiss the plaintiff's claims in the lawsuit. The plaintiff has indicated its intention to appeal this decision once a final decision is issued in respect of our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. The lawsuit is in the discovery phase with respect to our counterclaims against the plaintiff. The lawsuit is coordinated with several other cases involving this plaintiff for the purposes of scheduling, with the trial date for the first of these coordinated cases currently scheduled for September 2019.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In September 2018, the court denied a motion to dismiss the lawsuit. The plaintiff has been granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. The lawsuit is currently in the discovery stage. Trial for our co-defendant has been scheduled for December 2020, and trial in our case has been scheduled for January 2021.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward contracts are recorded in Accounts receivable or Account payable and accrued liabilities. As of December 31, 2018, we had foreign currency forward contracts totaling $50.1 million Canadian dollars with an average forward rate of 1.3167, maturing between January to December 2019.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact of intense competition on our business, including:

•	competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;

•	business combinations or strategic alliances by our competitors which could weaken our competitive position;

•	introduction of new products or services by us that put us in direct competition with major new competitors;

•	existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products or services before we do; and

•
competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better-quality features or more efficient sales channels.

If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products and services, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our company through the successful acquisition and integration of complementary businesses is an important and active component of our business strategy. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	failure to anticipate or adequately address regulatory requirements that may need to be satisfied as part of a business acquisition or disposition;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, we may also decide to divest assets, technologies or businesses. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. These risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses, if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities, including regulatory review, of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEMs, enterprises, government agencies, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, government agencies, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us, reduces or postpones current or expected purchase orders for products, reduces or postpones initiation or usage of our services or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
The Company is currently undertaking steps to transform the business in order to provide better alignment with our device-to-cloud strategy and drive greater automation and efficiency.  As a result there could be a higher rate of organizational and business process change which may have an impact on the effectiveness of certain business functions as the transformation proceeds.  Our operations may not be able to recalibrate business processes in a timely and efficient manner thereby impacting delivery of our products and services to our customers.  Our employees may not fully understand the plans to change the business and therefore staff morale and engagement may deteriorate as we implement the proposed changes to our organization.

We do not have fixed-term employment agreements with our key personnel. As well, from time to time we may undertake transitions in our executive leadership. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties may result in difficulties in estimating future revenue and expenses.

Our acquisition of Numerex is subject to certain risks and uncertainties

On December 7, 2017, we acquired Numerex (the "Transaction"). In connection with our deliberations relating to the Transaction, we considered potential risks and negative factors concerning the Transaction and the other transactions contemplated by the merger agreement, including, but not limited to, the following:

•	the potential distraction to our current business and specific initiatives;

•	the difficulties and management challenges inherent in integrating the business, operations and workforce of Numerex with those of Sierra Wireless;

•	the difficulties and management challenges inherent in returning the Numerex business to profitable growth;

•
the risk that the anticipated benefits of the Transaction will not be realized in full or in part, including the risk that expected synergies, expected growth and expected cost savings will not be achieved or not achieved in the expected time frame;

•
the risk of diverting the attention of our senior management from other strategic priorities to implement the Transaction and make arrangements for integration of Sierra Wireless’ and Numerex’s operations and infrastructure following the Transaction;

•	risks associated with managing the technology transitions; and

•
other risks relating to acquisitions generally described below under “Risk Factors - Acquisitions and divestitures of other businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits”.

Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber-attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products and services or lost market share;

•	price and demand pressure on our products and services from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products, services and software;

•
development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products and the introduction of new services;

•	possible product or service quality or factory yield issues that may increase our cost of sales;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of sales and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, failure to meet any guidance provided by us or any change in guidance provided by us, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares. Over the past several years, following volatility in the market price of a company's securities, class action litigation has often been commenced against the affected company. Any litigation of this type brought against us could result in substantial costs which could materially and adversely affect our business, financial position, results of operation or cash flows.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products and services that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products and services depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we generate less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products and services to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third-party intellectual property, which pass-through rights may be unilaterally adjusted, limited or removed under the terms of such licenses. Some licensors have instituted policies limiting the products they will cover under their licenses to end products only, which limits our ability to obtain new licenses from such licensors, where required, for our wireless embedded module products. There is no assurance that we will be able to maintain our third-party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future, we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in the wireless communications area by third parties, particularly those with tenuous claims, is prevalent. In the past, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish if we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property because of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in respect of such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in respect of such a claim and if we are unable to either obtain a license from the third party on commercially reasonable terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted to defend our rights, which could disrupt our operations.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex, and we are reliant on third parties to provide important components for our products. It is possible that our products and IoT services may contain undetected errors, defects or cyber-security vulnerabilities. As a result, our products or IoT services may be rejected by our customers or our services may be unavailable to our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

In addition, our IoT services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Third parties seeking unauthorized access to our products may attempt to take advantage of the fact that we do not have a direct relationship with, and therefore may not know the identity of , certain end users of our products, and these end users may not upgrade their software, apply security patches or otherwise monitor steps we take to address any cyber-security vulnerabilities. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third-party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third-party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest, cyber-attacks, technological issues or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase the required components to complete such build instruction), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We have been subject to certain class action lawsuits and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on mobile network operators to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by mobile network operators of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our mobile network operator partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks. In certain cases, our mobile network operator partners may also offer services that compete with our IoT Services business.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products and services.

Our products and services are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change, or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
Environmental regulations or changes in the supply, demand or available sources of energy or other natural resources may affect the availability or cost of goods and services, including natural resources, necessary to manufacture our products and run our business.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the

Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.

The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products and services are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products, services or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated because of a defect or vulnerability in our products or services. If we are required to allocate significant resources to modify our products, services or our existing security procedures for the personal information that our products and services transmit, our business, results of operations and financial condition may be adversely affected. The European Union General Data Protection Regulation ("GDPR"), which is designed to harmonize data privacy laws across Europe, became effective on May 25, 2018. We have made and continue to make improvements to our systems and processes to ensure that we are compliant with the GDPR. The development and maintenance of these measures combined with ongoing monitoring of changes may result in increased costs and may impact our ability to sell our products and services.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 62% of our revenues in 2018, and approximately 68% and 67% of our revenue in fiscal 2017 and 2016, respectively. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	emerging protectionist trends in certain countries leading to new or higher tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences, including changes in tax policies in various jurisdictions that may render our tax planning strategy less effective than planned;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

Increases in tariffs or other trade restrictions may have an adverse impact on our business.
The United States and other countries have recently levied tariffs and taxes on certain goods manufactured in China and other jurisdictions. General trade tensions between the U.S. and China have been escalating in 2018 and early 2019. Certain of our components that we source from suppliers in China and import into the U.S. are included in the announced and implemented tariffs. At this point, we do not expect these tariffs to have a material impact on our business or results of operations. However, if the U.S. were to impose additional tariffs on components that we or our suppliers source from China, our costs of such components would increase and our gross margins may decrease. We may also incur additional operating costs from our efforts to mitigate the impact of tariffs on our customers and our operations.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 45 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. Ernst & Young LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Ernst & Young LLP, Chartered Professional Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2018. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Kent P. Thexton	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

March 8, 2019
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 8, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
March 8, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sierra Wireless, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 8, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Vancouver, Canada
March 8, 2019

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2018	2017 As adjusted(1)	2016 As adjusted(1)
Revenue
Product	$699,332	$645,402	$578,253
Services and other	94,270	45,325	36,762
	793,602	690,727	615,015

Cost of Sales
Product	484,051	434,843	379,602
Services and other	44,980	21,645	18,122
	529,031	456,488	397,724
Gross margin	264,571	234,239	217,291

Expenses
Sales and marketing	88,587	75,135	63,870
Research and development (note 7)	93,707	82,653	72,675
Administration	61,582	42,904	40,956
Restructuring (note 8)	7,115	1,076	—
Acquisition-related and integration	3,962	8,195	843
Impairment (note 17)	—	3,668	—
Loss on disposal of iTank business (note 5(a))	2,064	—	—
Amortization	25,829	20,508	17,277
	282,846	234,139	195,621
Earnings (loss) from operations	(18,275)	100	21,670
Foreign exchange gain (loss)	(5,470)	7,550	(1,736)
Other income (note 9)	51	67	83
Earnings (loss) before income taxes	(23,694)	7,717	20,017
Income tax expense (note 10)	916	3,199	4,371
Net earnings (loss)	$(24,610)	$4,518	$15,646
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(6,670)	11,950	(6,448)
Comprehensive earnings (loss)	$(31,280)	$16,468	$9,198

Net earnings (loss) per share (in dollars) (note 12)
Basic	$(0.68)	$0.14	$0.49
Diluted	(0.68)	0.14	0.48
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	36,019	32,356	32,032
Diluted	36,019	32,893	32,335
 (1) See note 3
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2018	2017 As adjusted(1)
Assets
Current assets
Cash and cash equivalents	$89,076	$65,003
Restricted cash	221	221
Accounts receivable (note 13)	171,725	173,054
Inventories (note 14)	50,779	53,143
Prepaids and other (note 15)	11,703	8,221
	323,504	299,642
Property and equipment (note 16)	39,842	42,977
Intangible assets (note 17)	84,890	108,599
Goodwill (note 18)	211,074	218,516
Deferred income taxes (note 10)	11,751	12,197
Other assets	12,855	12,713
	$683,916	$694,644
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 19)	$184,220	$175,367
Deferred revenue	6,213	7,275
	190,433	182,642
Long-term obligations (note 20)	43,250	36,637
Deferred income taxes (note 10)	6,103	7,845
	239,786	227,124
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
36,067,415 shares (December 31, 2017 — 35,861,510 shares)	432,552	427,748
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 119,584 shares (December 31, 2017 — 222,639 shares)	(1,965)	(3,216)
Additional paid-in capital	30,984	27,962
Retained earnings (deficit)	(8,295)	17,502
Accumulated other comprehensive loss (note 21)	(9,146)	(2,476)
	444,130	467,520
	$683,916	$694,644
(1) See note 3
Commitments and contingencies (note 26)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Robin A. Abrams	Paul G. Cataford
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2015 As adjusted(1)	32,337,201	$346,453	240,613	$(4,017)	$23,998	$(201)	$(7,978)	$358,255
Common share cancellation (note 22)	(809,872)	(8,696)	—	—	—	(1,507)	—	(10,203)
Stock option exercises (note 11)	231,704	2,906	—	—	(858)	—	—	2,048
Stock-based compensation (note 11)	—	—	—	—	7,629	—	—	7,629
Purchase of treasury shares for RSU distribution	—	—	305,629	(4,214)	—	—	—	(4,214)
Distribution of vested RSUs	100,927	1,787	(190,771)	3,097	(5,793)	—	—	(909)
Net earnings	—	—	—	—	—	15,646	—	15,646
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,448)	(6,448)
Balance as at December 31, 2016 As adjusted(1)	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,938	$(14,426)	$361,804
Common share cancellation (note 22)	(170,217)	(1,825)	—	—	—	(954)	—	(2,779)
Stock option exercises (note 11)	500,184	8,122	—	—	(2,282)	—	—	5,840
Stock-based compensation (note 11)	—	—	—	—	10,341	—	—	10,341
Distribution of vested RSUs	90,751	1,788	(132,832)	1,918	(5,073)	—	—	(1,367)
Issue of shares on Numerex acquisition, net of share issue cost of $132 (note 5(b))	3,580,832	77,213	—	—	—	—	—	77,213
Net earnings	—	—	—	—	—	4,518	—	4,518
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	11,950	11,950
Balance as at December 31, 2017 As adjusted(1)	35,861,510	$427,748	222,639	$(3,216)	$27,962	$17,502	$(2,476)	$467,520
Common share cancellation (note 22)	(161,500)	(1,933)	—	—	—	(1,187)	—	(3,120)
Stock option exercises (note 11)	221,262	3,621	—	—	(985)	—	—	2,636
Stock-based compensation (note 11)	—	—	—	—	13,060	—	—	13,060
Purchase of treasury shares for RSU distribution	—	—	161,000	(2,808)	—	—	—	(2,808)
Distribution of vested RSUs	146,143	3,116	(264,055)	4,059	(9,053)	—	—	(1,878)
Net loss	—	—	—	—	—	(24,610)	—	(24,610)
Foreign currency translation adjustments, net of tax	—	—	—	—	—		(6,670)	(6,670)
Balance as at December 31, 2018	36,067,415	$432,552	119,584	$(1,965)	$30,984	$(8,295)	$(9,146)	$444,130
 (1)See note 3
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2018	2017 As adjusted(1)	2016 As adjusted(1)
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(24,610)	$4,518	$15,646
Items not requiring (providing) cash
Amortization	39,150	30,503	25,894
Stock-based compensation (note 11(a))	13,060	10,341	7,629
Deferred income taxes	(1,685)	824	(2,646)
Reduction in accrued royalty obligation	—	—	(13,045)
Impairment	—	3,668	—
Loss on disposal of iTank business (note 5(a))	2,064	—	—
Unrealized foreign exchange loss (gain)	5,973	(8,507)	(862)
Other	279	(55)	(303)
Changes in non-cash working capital
Accounts receivable	(5,526)	(12,665)	(28,945)
Inventories	1,508	(6,806)	(5,833)
Prepaids and other	(3,525)	(5,334)	6,598
Accounts payable and accrued liabilities	21,944	(17,750)	40,248
Deferred revenue and credits	(1,402)	335	2,124
Cash flows provided by (used in) operating activities	47,230	(928)	46,505
Investing activities
Additions to property and equipment	(18,166)	(14,100)	(16,957)
Additions to intangible assets	(2,933)	(1,706)	(900)
Proceeds from sale of property & equipment	93	35	3
Proceeds from sale of iTank business (note 5(a))	5,000	—	—
Acquisitions, net of cash acquired:
Numerex Corp. (note 5(b))	—	(18,725)	—
GNSS business of GlobalTop (note 5(c))	—	(3,145)	—
Blue Creation (note 5(d))	—	—	(2,882)
GenX Mobile Inc. (note 5(e))	—	—	(5,900)
Cash flows used in investing activities	(16,006)	(37,641)	(26,636)
Financing activities
Issuance of common shares, net of issuance cost	2,636	5,708	2,048
Repurchase of common shares for cancellation (note 22)	(3,120)	(2,779)	(10,203)
Purchase of treasury shares for RSU distribution	(2,808)	—	(4,214)
Taxes paid related to net settlement of equity awards	(1,878)	(1,367)	(909)
Payment for contingent consideration	(130)	(1,397)	(16)
Decrease in other long-term obligations	(627)	(436)	(395)
Cash flows used in financing activities	(5,927)	(271)	(13,689)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,224)	1,292	2,656
Cash and cash equivalents and restricted cash, increase (decrease) in the year	24,073	(37,548)	8,836
Cash and cash equivalents and restricted cash, beginning of year	65,224	102,772	93,936
Cash, cash equivalents and restricted cash, end of year	$89,297	$65,224	$102,772
(1)See note 3
Supplemental cash flow information (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.    NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the company", "we", "our") was incorporated under the Canada Business Corporations Act on May 31, 1993. Sierra Wireless is an Internet of Things (“IoT”) pioneer that empowers businesses and industries to transform and thrive in the connected economy.  Sierra Wireless provides an integrated device-to-cloud solution comprised of embedded and networking solutions seamlessly connected with our IoT platform and connectivity services.  Original Equipment Manufacturers (“OEMs”) and enterprises worldwide rely on our expertise in delivering fully-integrated IoT solutions to reduce complexity, get their connected loT products and services to market faster, and improve intelligence at the edge of the network.

We have sales, engineering, and research and development teams located in offices around the world. The primary markets for our products are North America, Europe and Asia Pacific.

We operate our business under three reportable segments:

OEM Solutions
Embedded cellular modules, short range wireless modules, Global Navigation Satellite System ("GNSS"), software and tools for OEM customers who integrate wireless connectively into their products and solutions.

Enterprise Solutions	Intelligent routers and gateways, and management solutions that enable cellular connectivity.

IoT Services
Internet services including a cloud-based platform for deploying and managing IoT applications, Smart SIM supported by our mobile core networks, managed wireless broadband services to enable worldwide customer IoT deployments and managed end-to-end IoT solutions, including smart devices, network connectivity and service applications, addressing a wide spectrum of vertical markets and industrial customers.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a)	Basis of consolidation

Our consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to revenue recognition, such as determining the nature and timing of satisfaction of performance obligations, determining the standalone selling price of performance obligations, and variable consideration; inventory obsolescence; estimated useful lives of long-lived assets; valuation of intangible assets; goodwill; royalty and warranty accruals; other liabilities; stock-based compensation; allowance for doubtful

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

accounts receivable; income taxes; restructuring costs; contingent consideration and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

(c)    Revenue recognition

Product revenue includes sales from embedded cellular modules, short range and GNSS, wireless modules, intelligent routers and gateways, asset tracking and vertical market smart devices, antennas and accessories, and Smart SIMs. Service and other revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Service revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized is not expected to occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

Remaining performance obligations

We do not disclose the value of remaining performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

As of December 31, 2018, we had $20,820 of remaining performance obligations to be recognized, of which we expect to recognize approximately 44% in 2019, 29% in 2020, and 27% in subsequent years.

Contract acquisition and fulfillment costs

We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in Prepaids and other current assets and Other assets respectively in our consolidated balance sheets.

Significant judgment

We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price. Sales credits are included in accounts payable and accrued liabilities in our consolidated balance sheets.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances

Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services. Contract assets are included in Accounts receivable in our consolidated balance sheet.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.

The following table provides the changes in contract balances:

	As at December 31,		Change
	2018	2017

Contract assets	$1,953	$852	$1,101
Deferred revenue - current	6,213	7,275	(1,062)
Deferred revenue - noncurrent	6,317	3,346	2,971

For the year ended December 31, 2018, $6,073 of deferred revenue was recognized in revenue that was included in the contract liability balance as of December 31, 2017 (2017 — $5,009 ).

(d)	Research and development costs

Research and development costs are expensed as they are incurred, with the exception of certain software development costs principally related to software coding, designing system interfaces and installation, and testing of the software, that we capitalize once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(e)    Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(f)	Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred.

Where agreements are not in place, we recognize our current best estimate of the royalty obligation in cost of goods sold, accrued liabilities and long-term liabilities. Historically (prior to October 1, 2016), in determining this estimate, we based our calculations on an assumption that royalty calculations could be based on a percentage of the entire value of an end-product (i.e., revenue). This conformed with our legacy license agreements.

Significant legal precedent exists in the United States supporting the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology, and not on the entire value of the end-product.

The cumulative effect of these legal changes to the licensing landscape, combined with supportive legislative initiatives and broad industry support for the SSU principle, at the time of the expiry of one of our significant legacy IP licenses, prompted management to reassess its contingent royalty obligation estimate during the fourth quarter of the year ended December 31, 2016. The use of the SSU principle as the basis to determine the estimate, as opposed to value of end-product, resulted in a reduction of $13.0 million to our estimated royalty obligation effective October 1, 2016.

(g)	Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(h)	Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in Income tax expense.

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the tax effects related to share-based payments at settlement or expiration in Income tax expense.

(i)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the awards' vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the awards' vesting period using the straight-line method. Compensation cost for performance-based restricted share units is measured using a Monte Carlo valuation model. In the third quarter of 2016, we early adopted ASU 2016-09 and elected to make an entity-wide election to account for forfeitures in compensation expense when they occur. The application of this election did not have a material impact on our financial statements.

(j)	Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted earnings (loss) per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(k)	Translation of foreign currencies

Our functional and reporting currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in Net earnings (loss) for the period.

We have foreign subsidiaries that are considered self-contained and integrated within their foreign jurisdiction, and accordingly, use the respective local currency as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 21, Accumulated other comprehensive loss.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(m)	Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(n)	Financing receivables

We lease certain hardware devices to a small number of hardware distributors under sales-type leases which have terms ranging from two to four years and bear interest at 2%.

We evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of the accounts and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, and other available economic conditions, to determine the appropriate allowance.

(o)	Derivatives

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

(p)	Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(q)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	2-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years
Monitoring equipment	3-5 years
Network equipment	3-7 years

Research and development equipment related amortization is included in research and development expense.  Tooling, production, monitoring and certain network equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income.

(r)	Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal,

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  Prior to their completion, IPRD are intangible assets with indefinite life and they are not amortized but subject to impairment test on an annual basis.

Research and development related amortization is included in research and development expense. All other amortization is included in Amortization expense.

(s)	Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.

Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(t)	Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(u)	Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments.

(v)	Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)	Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the current year presentation.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash.  This update addresses diversity in the classification and presentation of changes in restricted cash on the statement of cash flows.  This requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents by including restricted cash and restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods.  Early adoption is permitted, and any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.  In the fourth quarter of 2017, we early adopted ASU 2016-18 and there was no material impact to our financial statements and business.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. We adopted the standard in the first quarter of 2018 and it did not have a material impact to our consolidated statements of cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. We adopted the standard as of January 1, 2018 using the full retrospective transition method.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following tables summarize the effects of adopting the accounting standard on our Statement of Operations and Comprehensive Earnings (Loss):

Year ended December 31, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Revenue	$692,077	$(1,350)	$690,727
Cost of sales	457,130	(642)	456,488
Sales and marketing	75,594	(459)	75,135
Research and development	83,361	(708)	82,653
Income tax expense	3,123	76	3,199
Basic net earnings per share (in dollars)	$0.13	$0.01	$0.14
Diluted earnings per share (in dollars)	0.13	0.01	0.14

Year ended December 31, 2016	As previously reported	Effect of adoption of ASC 606	As adjusted

Revenue	$615,607	$(592)	$615,015
Cost of sales	397,864	(140)	397,724
Sales and marketing	64,242	(372)	63,870
Research and development	73,077	(402)	72,675
Income tax expense	4,310	61	4,371
Basic net earnings per share (in dollars)	$0.48	$0.01	$0.49
Diluted earnings per share (in dollars)	0.48	0.01	0.48

The following table summarizes the effects of adopting the accounting standard on our Balance Sheet:

As of December 31, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Assets
Accounts receivable	$168,503	$4,551	$173,054
Inventories	53,026	117	53,143
Prepaids and other	8,006	215	8,221
Other assets	12,058	655	12,713

Liabilities
Accounts payable and accrued liabilities	172,395	2,972	175,367
Deferred revenue	5,455	1,820	7,275
Deferred income tax liability	7,702	143	7,845

Equity
Retained earnings	16,899	603	17,502

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10 and ASU 2018-11 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  Early application is permitted.  The Company will adopt Topic 842 in its first quarter of 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date of January 1, 2019, rather than as of the first date of the earliest period presented.  In adopting the new standard, we are electing the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows the Company not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred.  The Company is also electing the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the lease term, and not separate the lease and non-lease components for all of its leases. The Company’s implementation team is completing the determination of the completeness and accuracy of the Company’s leasing information and is in the final stages of identifying and effecting the internal process changes and controls necessary to assist with the recording, reporting and disclosure requirements under the standard. The adoption of the new lease standard is anticipated to have a material impact on our balance sheet, primarily related to leases of our business premises.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. We are in the process of evaluating the impact on our financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019 and early adoption is permitted. We are in the process of evaluating the impact on our financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

5.    ACQUISITIONS AND DISPOSALS

(a)     Disposal of Remote Tank Monitoring Business

On December 31, 2018, we completed the sale of substantially all of the assets and liabilities of our remote tank monitoring business ("iTank") for total proceeds of $6.0 million, as it was not deemed to be either a core business or part of our strategic focus.  The Company received $5.0 million in cash consideration at closing with the remaining $1.0 million held in escrow.  The amount in escrow will be held up to 12 months with $0.8 million contingent on meeting certain milestone events and the remaining $0.2 million to secure the purchaser's rights of indemnification under the asset sale agreement.

The Company recognized a loss of $2.1 million, which is included in Loss on disposal of iTank business in the company's consolidated statements of operations, net of $0.2 million in transaction related costs.  Prior to the disposal, iTank was part of our IoT Services reporting segment and $2.1 million of goodwill was de-recognized and included within the net assets disposed of.

The financial results of iTank operations are included in the Company's consolidated financial statements through December 31, 2018.

(b)     Acquisition of Numerex Corp.

On December 7, 2017, we completed the stock-for-stock merger transaction to acquire Numerex Corp. ("Numerex"). In accordance with the Agreement and Plan of Merger dated August 2, 2017, by and among the company, Numerex and Wireless Acquisition Sub, Inc. we issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Additionally, approximately $20.2 million in aggregate was paid at closing to retire outstanding Numerex debt.

Total consideration for the acquisition is as follows:

Issuance of common shares	$77,346
Debt extinguishment	20,155
$97,501

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at December 7, 2017. The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The allocation of the purchase price to goodwill was completed as of September 30, 2018.

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

Cash	$1,430
Deferred income tax asset	1,049
Property and equipment	7,244
Identifiable intangible assets	45,890
Goodwill	51,658
Other working capital	(8,623)
Long-term obligations	(1,147)
Fair value of net assets acquired	$97,501

Goodwill of $51.7 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue.  Goodwill is assigned to the IoT Services segment and approximately $4.0 million is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	9 years	$26,390
Existing technology	3 years	10,220
Brand	13 years	9,280
		$45,890

The following table presents the unaudited pro forma results for the year ended December 31, 2017 and 2016. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Numerex as though the businesses had been combined as of the beginning of fiscal 2016. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2016. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Year ended December 31,
	2017	2016
Pro forma information
Revenue	$747,719	$686,252
Loss from operations	(8,973)	(5,205)
Net loss	(3,577)	(7,334)

Basic and diluted loss per share (in dollars)	$(0.10)	$(0.21)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)     Acquisition of GNSS business of GlobalTop

On March 31, 2017, we completed the acquisition of substantially all of the assets of the Global Navigation Satellite System ("GNSS") embedded module business of GlobalTop Technology Inc. ("GlobalTop") for total cash consideration of $3.1 million. GlobalTop is a Taiwan-based business that specializes in the development and manufacture of a wide variety of GNSS modules and serves customers around the world.

The acquisition builds on our strategy to expand our product offerings beyond cellular, Wi-Fi and Bluetooth, servicing customers in the automotive, telematics and asset tracking markets.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 31, 2017. The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the final values assigned to the assets acquired at the acquisition date:

Assets acquired
Inventory	$604
Property and equipment	175
Identifiable intangible assets	1,160
Goodwill	1,206
Fair value of net assets acquired	$3,145

Goodwill of $1.2 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our embedded solution portfolio for OEM customers in the key markets we serve. Goodwill is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	Amount
Customer Relationships	5 years	$640
Existing Technology	3 years	410
Backlog	11 months	110
		$1,160

The amount of revenue and net earnings from the GNSS business included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2017, was $3.4 million and $nil, respectively. There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.

(d)    Acquisition of Blue Creation

On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of $6.4 million ($2.9 million, net of cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at November 2, 2016.

In accordance with ASC 805, Business Combinations, the earn-out has been recognized as acquisition-related costs over the earn-out period.

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

Assets acquired
Cash	$3,563
Accounts receivable	237
Other assets	111
Identifiable intangible assets	2,540
Goodwill	920
$7,371
Liabilities assumed
Accounts payable and accrued liabilities	$392
Deferred income taxes	534
Fair value of net assets acquired	$6,445

Goodwill of $0.9 million resulting from the acquisition will strengthen our strategic position within our OEM Solutions segment. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	Amount
Customer relationships	3.5 years	$2,090
Existing technology	4 years	450
		$2,540

(e)        Acquisition of GenX Mobile Inc.

On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX") for total cash consideration of $7.8 million ($5.9 million, net of cash acquired), plus contingent consideration for inventory consumption in excess of $1.0 million, up to a maximum of $1.4 million.

At acquisition date, we recognized the fair value of the contingent consideration at $1.4 million based on a probability estimate of consumption of acquisition date inventory within the specified 12 month period of the contingent consideration.

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at August 3, 2016. The excess of the purchase price over the value assigned to the net assets acquired was recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Total consideration for the acquisition is as follows:

Cash	$7,752
Contingent consideration	1,375
$9,127

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

Assets acquired
Cash	$1,852
Accounts receivable	1,754
Inventory	2,375
Other assets	124
Identifiable intangible assets	3,926
Goodwill	1,782
$11,813
Liabilities assumed
Accounts payable and accrued liabilities	$1,458
Deferred income taxes	1,228
Fair value of net assets acquired	$9,127

Goodwill of $1.8 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	Amount
Customer relationships	5 years	$2,640
Existing technology	4 years	973
In-process research and development		313
		$3,926

6.	SEGMENTED INFORMATION

As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis. Despite the absence of discrete financial information, we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

REVENUE AND GROSS MARGIN BY SEGMENT

	Year ended December 31, 2018
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$583,214	$119,927	$90,461	$793,602
Cost of sales	417,645	58,796	52,590	529,031
Gross margin	$165,569	$61,131	$37,871	$264,571
Gross margin %	28.4%	51.0%	41.9%	33.3%
Expenses				282,846
Loss from operations				$(18,275)
Total assets				$683,916

	Year ended December 31, 2017
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$554,537	$101,535	$34,655	$690,727
Cost of sales	384,230	53,014	19,244	456,488
Gross margin	$170,307	$48,521	$15,411	$234,239
Gross margin %	30.7%	47.8%	44.5%	33.9%
Expenses				234,139
Earnings from operations				$100
Total assets				$694,644

	Year ended December 31, 2016
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$515,925	$71,486	$27,604	$615,015
Cost of sales	349,781	31,537	16,406	$397,724
Gross margin	$166,144	$39,949	$11,198	$217,291
Gross margin %	32.2%	55.9%	40.6%	35.3%
Expenses				195,621
Earnings from operations				$21,670
Total assets				$581,457

REVENUE BY GEOGRAPHICAL REGION

	2018	2017	2016
Americas	$314,169	$227,905	$213,633
Europe, Middle East and Africa	167,812	168,400	141,932
Asia-Pacific	311,621	294,422	259,450
	$793,602	$690,727	$615,015

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2018	2017
Americas	$26,045	$26,608
Europe, Middle East and Africa	9,027	11,136
Asia-Pacific	4,770	5,233
	$39,842	$42,977

7.	RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2018	2017	2016
Gross research and development	$94,352	$83,538	$73,293
Government tax credits	(645)	(885)	(618)
	$93,707	$82,653	$72,675

8.	RESTRUCTURING

2018

In the first quarter of 2018, we commenced various initiatives focused on capturing synergies related to the integration of Numerex into the existing operations and efficiency gains in other areas of the business. In total, these initiatives affected 61 employees in various locations and functions within the Company. During the year ended December 31, 2018, we recorded $4.8 million in severance and other related costs associated with this initiative. Additional restructuring costs of approximately $0.2 million will be accrued as employees provide remaining service. As at December 31, 2018, outstanding liability of $0.8 million is included in Accounts payable and accrued liabilities and is expected to be paid by March 2019.

To accelerate our transformation to a Device-to-Cloud IoT solutions company, we initiated certain organizational structure changes during November 2018. This initiative affected 76 employees in various locations and functions within the Company.  During the three and twelve months ended December 31, 2018, we recorded $2.3 million in severance and other related costs associated with this initiative.  Additional restructuring costs of approximately $0.3 million will be accrued as employees provide remaining services.  As at December 31, 2018, outstanding liability of $1.6 million is included in Accounts payable and accrued liabilities and is expected to be paid by July 2019.

2017

In February 2017, we made a decision to relocate the customer support and network operations within the IoT Services segment from Sweden to France and the United States to achieve operational efficiencies. As a result, 19 employees were impacted and we recorded $1.1 million in restructuring costs for the year ended December 31, 2017. No additional costs related to this initiative were recorded in 2018.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the activity in the restructuring liability:

	2018	2017
Balance, beginning of period	$540	$—
Expensed in period	7,115	1,076
Disbursements	(5,081)	(592)
Foreign exchange	(88)	56
	$2,486	$540

Classification:
Accounts payable and accrued liabilities (note 19)	2,486	540
	$2,486	$540

By restructuring initiative:
February 2017	$—	$540
March 2018	842	—
November 2018	$1,644	$—
	$2,486	$540

9.	OTHER INCOME

The components of other income for the years ended December 31 were as follows:

	2018	2017	2016
Interest income	$253	$245	$163
Interest expense	(156)	(159)	(71)
Other	(46)	(19)	(9)
	$51	$67	$83

10.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2018	2017 As adjusted	2016 As adjusted
Canadian	$10,880	$7,205	$15,480
Foreign	(34,574)	512	4,537
Earnings (loss) before income taxes	$(23,694)	$7,717	$20,017

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The income tax expense (recovery) consists of:

	2018	2017 As adjusted	2016 As adjusted
Canadian:
Current	$101	$28	$(287)
Deferred	(4,508)	1,665	401
	$(4,407)	$1,693	$114
Foreign:
Current	$2,500	$2,347	$7,304
Deferred	2,823	(841)	(3,047)
	$5,323	$1,506	$4,257
Total:
Current	$2,601	$2,375	$7,017
Deferred	(1,685)	824	(2,646)
	$916	$3,199	$4,371

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2018	2017 As adjusted	2016 As adjusted
Income tax expense (recovery) at Canadian statutory income tax rates of 26.99% (2017 - 26.01%; 2017 - 26.01%)	$(6,330)	$1,979	$5,183
Increase (decrease) in income taxes for:
Permanent and other differences	2,173	(1,452)	(2,192)
Change in statutory/foreign tax rates and foreign exchange rates	4,238	1,049	11,581
Change in valuation allowance	1,041	1,571	(11,403)
Stock-based compensation expense	1,973	1,633	1,039
Adjustment to prior years	(2,179)	(1,581)	163
Income tax expense (recovery)	$916	$3,199	$4,371

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2018	2017 As adjusted
Deferred income tax assets (liabilities)
Property and equipment	$1,289	$1,470
Non capital loss carry-forwards	89,499	87,854
Capital loss carry-forwards	3,195	3,166
Scientific research and development expenses and credits	20,004	23,829
Reserves and other	16,044	14,784
Investments	(801)	(471)
Acquired intangibles	(10,022)	(13,761)
	119,208	116,871
Valuation allowance	113,560	112,519
	$5,648	$4,352

	2018	2017 As adjusted
Classification:
Assets
Non-current	$11,751	$12,197
Liabilities
Non-current	(6,103)	(7,845)
	$5,648	$4,352

At December 31, 2018, we have provided for a valuation allowance on our deferred tax assets of $113,560 (2017 — $112,519).

At December 31, 2018, we have Canadian allowable capital loss carry-forwards of $11,519 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $19,669 and $7,957 available to offset future Canadian federal and provincial income taxes payable, respectively.  The investment tax credits expire between 2021 and 2038.  At December 31, 2018, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.

At December 31, 2018, net operating loss carry-forwards for our foreign subsidiaries were $68,902 for U.S. income tax purposes that expire between 2021 and 2037, $7 for Brazil income tax purposes, $11,109 for Sweden income tax purposes, $21 for Norway income tax purposes, $60,203 for Luxembourg income tax purposes, and $209,202 for French income tax purposes.  The Brazil, Sweden, Norway, Luxembourg and French net operating loss carry-forward may be carried forward indefinitely. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation. The amount of Brazil net operating losses deducted each year is limited to 30% of each year's taxable income. The amount of French net operating losses deducted each year is limited to €1.0 million plus 50%

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $3,458 and employment tax credit carried forward of $287 as at December 31, 2018.  The French tax credits may be used to offset against corporate income tax and if any tax credits are not fully utilized within a three year period following the year the tax credits are earned, it may be refunded by the French tax authorities. Tax loss and tax credits carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

Accounting for uncertainty in income taxes

At December 31, 2018, we had gross unrecognized tax benefits of $4,482 (2017 — $4,418).  Of this total, $652 (2017 — $747) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2018	2017 As adjusted
Unrecognized tax benefits, beginning of year	$4,418	$4,329
Increases — tax positions taken in prior periods	3	36
Increases — tax positions taken in current period	—	61
Settlements and lapses of statute of limitations	61	(8)
Unrecognized tax benefits, end of year	$4,482	$4,418

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2018, we had increased $29 (2017 — reversed $642) for accruals of interest and penalties.

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2005 to 2018 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, Sweden, Norway, India, Spain, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2018 could increase by approximately $97 in the next 12 months.

Deferred taxes on foreign earnings

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

11.	STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2018	2017	2016

Cost of goods sold	$491	$461	$420
Sales and marketing	2,784	2,503	1,714
Research and development	2,274	2,038	1,375
Administration	7,511	5,339	4,120
	$13,060	$10,341	$7,629

Stock option plan	3,350	3,297	2,170
Restricted stock plan	9,710	7,044	5,459
	$13,060	$10,341	$7,629

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares issuable pursuant to the Plan is the lesser of 8.1% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.1% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at December 31, 2018, stock options exercisable into 1,138,266 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2018	2017	2016
Risk-free interest rate	2.22%	1.37%	0.73%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	55%	55%	51%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$7.02	$11.09	$4.40

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2015	965,911	21.47	15.44	2.5	3,541
Granted	651,357	14.72	10.95
Exercised	(231,704)	11.76	8.75		1,608
Forfeited	(69,941)	19.25	14.32
Outstanding, December 31, 2016	1,315,623	19.65	14.61	2.9	4,687
Granted	685,936	32.16	25.58
Exercised	(500,184)	14.91	11.86		6,997
Forfeited	(37,894)	24.58	19.55
Outstanding, December 31, 2017	1,463,481	26.38	20.98	3.2	4,788
Granted	343,173	21.47	15.75
Exercised	(221,262)	16.10	11.81		1,222
Forfeited	(207,044)	34.24	25.10
Outstanding, December 31, 2018	1,378,348	26.79	19.64	2.8	822

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. For the year ended December 31, 2018, the aggregate intrinsic value of stock options exercised was $1,222 (2017 — $6,997).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the stock options outstanding and exercisable at December 31, 2018:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$10.26 - $14.53 U.S. $13.99 - $19.81 Cdn	275,467	2.1	14.28	10.47	153,085	14.28	10.47
$14.54 - $16.4 U.S. $19.82 - $22.37 Cdn	355,436	3.7	21.30	15.62	36,079	21.01	15.41
$16.41 - $24.61 U.S. $22.38 - $33.56 Cdn	390,558	2.9	31.18	22.87	192,812	30.81	22.59
$24.62 - $25.15 U.S. $33.57 - $34.30 Cdn	204,995	3.1	34.23	25.10	94,370	34.23	25.10
$25.16 - $32.29 U.S. $34.31 - $44.03 Cdn	151,892	1.4	40.98	30.05	135,787	41.45	30.40
	1,378,348	2.8	26.79	19.64	612,133	28.99	21.26

The options outstanding at December 31, 2018 expire between March 5, 2019 and November 13, 2023.

As at December 31, 2018, the unrecognized stock-based compensation cost related to the non-vested stock options was $5,451 (2017 — $7,879; 2016 — $3,754), which is expected to be recognized over a weighted average period of 2.3 years (2017 — 2.8 years; 2016 — 2.5 years).

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.

The maximum number of shares issuable pursuant to outstanding awards under the treasury based restricted share unit plan is 3.7% of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.1% of the number of issued and outstanding shares. Based on the number of shares outstanding as at December 31, 2018, 404,846 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

In January 2018, the Board of Directors approved a proposal to include a performance-based component to certain grants of units under our RSPs ("PSUs"). The current outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

On February 13, 2019, the Board of Directors approved the issuance of PSUs that are measured against an internal performance benchmark based on achieving service revenue targets and cost savings initiatives, as well as PSUs measured against a benchmark index. The fair value of these PSUs at date of grant are determined using the Monte Carlo simulation model.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some vest at one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2015	778,233	25.08	18.04	1.8	12,219
Granted	354,517	15.08	11.21
Vested / settled	(358,497)	19.57	14.56		4,477
Forfeited	(28,279)	21.85	16.26
Outstanding, December 31, 2016	745,974	22.59	16.81	2.1	11,689
Granted	454,685	32.02	25.47
Vested / settled	(284,888)	22.86	18.18		6,098
Forfeited	(39,030)	21.10	16.77
Outstanding, December 31, 2017	876,741	26.80	21.31	2.1	17,919
Granted	754,452	23.78	17.44
Vested / settled	(520,660)	25.69	18.84		8,876
Forfeited	(64,258)	25.73	18.86
Outstanding, December 31, 2018	1,046,275	26.23	19.24	2.6	13,289
Outstanding – vested and not settled	117,557
Outstanding – unvested	928,718
Outstanding, December 31, 2018	1,046,275

As at December 31, 2018, the total remaining unrecognized compensation cost associated with the RSUs totaled $11,530 (2017 — $9,346; 2016 — $5,408), which is expected to be recognized over a weighted average period of 1.9 years (2017 — 1.6 years; 2016 — 1.6 years).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

12.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2018	2017 As adjusted	2016 As adjusted
Net earnings (loss)	$(24,610)	$4,518	$15,646

Weighted average shares used in computation of:
Basic	36,019	32,356	32,032
Assumed conversion	—	537	303
Diluted	36,019	32,893	32,335
Net earnings (loss) per share (in dollars):
Basic	$(0.68)	$0.14	$0.49
Diluted	(0.68)	0.14	0.48

As the Company incurred a loss for the year ended December 31, 2018, all equity awards for that year were anti-dilutive and were excluded from the diluted weighted average shares.

13.	ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2018	2017 As adjusted
Trade receivables	$154,593	$142,514
Less: allowance for doubtful accounts	(2,968)	(1,827)
	151,625	140,687
Sales taxes receivable	3,016	3,120
R&D tax credits	3,783	4,408
Financing receivables	1,876	1,442
Contract assets (note 2(c))	1,953	852
Other receivables	9,472	22,545
	$171,725	$173,054

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2018	2017	2016
Balance, beginning of year	$1,827	$2,486	$2,088
Bad debt expense (recovery)	1,159	(535)	383
Write-offs and settlements	9	(194)	15
Foreign exchange	(27)	70	—
	$2,968	$1,827	$2,486

14.	INVENTORIES

The components of inventories at December 31 were as follows:

	2018	2017 As adjusted
Electronic components	$28,849	$32,753
Finished goods	21,930	20,390
	$50,779	$53,143

15.	PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2018	2017 As adjusted
Inventory advances	$3,851	$93
Insurance and licenses	846	608
Deposits	1,921	2,161
Contract acquisition and fulfillment costs	880	1,053
Other	4,205	4,306
	$11,703	$8,221

In 2018, $959 of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales (2017 — $399).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

16.	PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2018
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,089	$1,634	$1,455
Research and development equipment	38,761	28,361	10,400
Production equipment and tooling	43,860	26,427	17,433
Computer equipment	9,099	7,464	1,635
Software	8,180	6,287	1,893
Leasehold improvements	6,754	4,489	2,265
Leased vehicles	983	688	295
Office equipment	1,533	1,162	371
Monitoring equipment	1,821	905	916
Network equipment	6,262	3,083	3,179
	$120,342	$80,500	$39,842

	2017
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$2,495	$1,477	$1,018
Research and development equipment	35,589	25,831	9,758
Production equipment and tooling	39,426	23,229	16,197
Computer equipment	9,611	7,279	2,332
Software	6,859	4,346	2,513
Leasehold improvements	6,399	3,950	2,449
Leased vehicles	1,122	752	370
Office equipment	1,460	971	489
Monitoring equipment	3,881	106	3,775
Network equipment	5,503	1,427	4,076
	$112,345	$69,368	$42,977

Amortization expense relating to property and equipment was $18,204, $14,032, and $12,492 for the years ended December 31, 2018, 2017, and 2016, respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

17.	INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2018
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,163	$13,328	$1,835
Licenses	50,740	49,112	1,628
Intellectual property	28,277	18,671	9,606
Customer relationships	118,741	61,993	56,748
Brand	14,854	2,536	12,318
In-process research and development	10,521	7,766	2,755
	$238,296	$153,406	$84,890

	2017
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,404	$12,077	$3,327
Licenses	51,859	50,434	1,425
Intellectual property	28,411	13,541	14,870
Customer relationships	124,706	53,627	71,079
Brand	15,153	1,318	13,835
In-process research and development	11,012	6,949	4,063
	$246,545	$137,946	$108,599

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2019	17,263
2020	13,605
2021	9,750
2022	8,699
2023	8,452

In the first quarter of 2017, we recorded an impairment charge of $3,668 related to an intangible asset recorded on the acquisition of Maingate as a result of a decision to terminate a service offering that was superseded by a more technologically advanced offering in our integrated IoT Services business.

Amortization expense relating to intangible assets was $20,946, $16,471, and $13,402 for the years ended December 31, 2018, 2017, and 2016, respectively.

The weighted-average remaining useful lives of intangible assets was 6.7 years as at December 31, 2018.

At December 31, 2018, all intangible assets were subject to amortization. At December 31, 2017, a net carrying amount of $313 included in intangible assets was not subject to amortization.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

18.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2018	2017
Balance at beginning of year	$218,516	$154,114
Goodwill acquired (note 5(b) and 5(c))	1,016	51,848
Disposal of assets of a business unit	(2,073)	—
Foreign currency translation adjustments	(6,385)	12,554
	$211,074	$218,516

OEM Solutions	$107,268	$111,348
Enterprise Solutions	26,988	27,405
IoT Services	76,818	79,763
	$211,074	$218,516

We assessed the recoverability of goodwill as at October 1, 2018 for each of the identified reporting units and determined that the fair value of each of the three reporting units exceeded its carrying value. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.

There was no impairment of goodwill during the years ended December 31, 2018, 2017 and 2016.

19.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2018	2017 As adjusted
Trade payables and accruals	$94,067	$94,775
Inventory commitment reserve	843	1,440
Accrued royalties	14,348	14,548
Accrued payroll and related liabilities	18,115	17,572
Deferred rent	2,193	2,597
Professional services	6,702	4,153
Taxes payable (including sales taxes)	4,957	4,070
Product warranties (note 26(b)(iii))	7,914	8,159
Sales credits	7,055	3,984
Restructuring liability	2,486	540
Other	25,540	23,529
	$184,220	$175,367

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

20.	LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2018	2017 As adjusted
Accrued royalties	$28,181	$24,318
Deferred revenue	6,317	3,346
Other	8,752	8,973
	$43,250	$36,637

21.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2018	2017
Balance, beginning of period	$(2,476)	$(14,426)
Foreign currency translation adjustments	(4,226)	5,416
Gain (loss) on long term intercompany balances	(2,444)	6,534
Balance, end of period	$(9,146)	$(2,476)

22.	SHARE CAPITAL

On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of the common shares outstanding as of the date of the announcement (representing 10% of the public float). The NCIB commenced on August 8, 2018 and will terminate on the earlier of: i) August 7, 2019, (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by us of termination of the NCIB.

In 2018, we purchased and canceled 161,500 common shares (2017 — 170,217 common shares) at an average price of $19.32 per share (2017 — $16.35). The excess purchase price over and above the average carrying value in the amount of $1,187 (2017 — $954) was charged to retained earnings.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes supplemental cash flow information and non-cash activities:

	2018	2017	2016
Net income taxes paid	$1,105	$6,100	$4,181
Interest paid	118	105	127
Non-cash property and equipment additions	231	—	200
Non-cash additions funded by obligation under capital leases	246	143	544
Non-cash additions related to asset retirement obligations	—	75	520

As at December 31, 2018, restricted cash of $221 is held in escrow related to certain vendor obligations.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	2018	2017	2016
Cash and cash equivalents	$89,076	$65,003	$102,772
Restricted cash	221	221	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$89,297	$65,224	$102,772

24.	FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.

As at December 31, 2018, we were committed to foreign currency forward contracts totaling $50.1 million Canadian dollars with an average forward rate of 1.3176, maturing between January to December 2019. We recorded unrealized loss of $1,201 in Foreign exchange gain (loss) for those outstanding contracts in the year ended December 31, 2018 (2017 — Foreign exchange gain of $307).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(b)    Credit Facilities

On July 31, 2018, we entered into a new committed $30 million senior secured revolving term credit facility ("Revolving Facility") with the Canadian Imperial Bank of Commerce as a sole lender and as Administrative Agent. The new Revolving Facility replaced the Company’s previous $10 million uncommitted revolving credit facility. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at December 31, 2018, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

During the second quarter of 2018, we reduced our revolving standby letter of credit facility with Toronto Dominion Bank from $10 million to $1.5 million in connection with the Revolving Facility. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As at December 31, 2018, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

25.	FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

26.	COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2019	7,557
2020	6,617
2021	4,986
2022	1,619
2023	674
Subsequent years	4
$21,457

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(iii)    We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	2018	2017 As adjusted
Balance, beginning of year	$8,159	$7,637
Effect of adoption of ASC 606	—	(76)
	8,159	7,561
Provisions	3,351	4,431
Expenditures	(3,596)	(3,833)
Balance, end of year	$7,914	$8,159

(c) Other commitments

We have entered into purchase commitments totaling approximately $147,029 net of related electronic components inventory of $5,008 (December 31, 2017 — $133,407, net of electronic components inventory of $5,206), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between January 2019 and June 2019.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

We have also entered into purchase commitments totaling approximately $8,952 (December 31, 2017 — $33,122) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between January 2019 and October 2022.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  A petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board has been instituted and a decision is expected in June 2019. In March 2018, the Court granted our motion to dismiss the plaintiff's claims in the lawsuit. The plaintiff has indicated its intention to appeal this decision once a final decision is issued in respect of our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. The lawsuit is in the discovery phase with respect to our counterclaims against the plaintiff. The lawsuit is coordinated with several other cases involving this plaintiff for the purposes of scheduling, with the trial date for the first of these coordinated cases currently scheduled for September 2019.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In September 2018, the court denied a motion to dismiss the lawsuit. The plaintiff has been granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. The lawsuit is currently in the discovery stage. Trial for our co-defendant has been scheduled for December 2020, and trial in our case has been scheduled for January 2021.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

Executive Officers	Directors

Kent P. Thexton	Gregory D. Aasen (3)
President and Chief Executive Officer	Corporate Director

Jason L. Krause	Robin A. Abrams (1), (2)
Chief Operating Officer	Chair of the Board

David G. McLennan	Paul G. Cataford (1), (3)
Chief Financial Officer, Chief Transformation Officer, and Corporate Secretary	Corporate Director

Philippe Guillemette	Joy Chik (3)
Chief Technology Officer	Corporate Director

Rene Link	Russell N. Jones (1),(2)
Chief Marketing Officer & Senior Vice President, Corporate Strategy	Corporate Director

A. Daniel Schieler	Thomas Sieber (1), (2)
Senior Vice President and General Manager, Automotive	Corporate Director

Marc Overton	Kent P. Thexton
Chief Solutions Officer	President and Chief Executive Officer
Sierra Wireless, Inc.
Marc Osgoodby
Vice President, Global Sales	(1) Audit Committee
(2) Governance and Nominating Committee
(3) Human Resources Committee

Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4	Annual General Meeting
The Annual General Meeting for the shareholders of Sierra Wireless, Inc. will be held on May 23, 2019 at 3:00 p.m. (Pacific Time) at the Company's head office in Richmond, British Columbia.
Telephone :: 604 231 1100
Facsimile :: 604 231 1109
Website :: www.sierrawireless.com